FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Third Quarter Earnings Report

2.	September 2012 Financial Statements in English

IMPORTANT NOTICE

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. The consolidated interim unaudited financial statements included in this report have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions "Chilean Bank GAAP" and the "SBIF," respectively). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. Therefore, the unaudited financial statements included in this 6K have some differences compared to the financial statements filed in our Annual Report on Form 20-F for the year ended December 31, 2011 (the "Annual Report"). For further details and a discussion on main differences between Chilean Bank GAAP and IFRS refer to "Item 5. Operating and Financial Review and Prospects. —A. Accounting Standards Applied in 2011" of our Annual Report.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: November 9, 2012

3

BANCO SANTANDER CHILE

THIRD QUARTER 2012

EARNINGS REPORT

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

3Q12: Net income affected by deflation and one-time provision expense

Net income in the nine-month period ended September 30, 2012 totaled Ch$274,565 million (Ch$1.46 per share and US$1.24/ADR1). 3Q12 Net income attributable to shareholders totaled Ch$50,563 million (Ch$0.27 per share and US$0.2311/ADR). Compared to 2Q12 (from now on QoQ), net income decreased 52.2%. Compared to 3Q12 (from now on YoY), net income decreased 32.7%. This decline was mainly due to the lower inflation rate in the quarter that negatively affected net interest margins and a one-time provision expense.

Positive evolution of client margins offset by deflation in the quarter

In 3Q12, Net interest income decreased 6.4% QoQ and increased 2.9% YoY. The Net interest margin (NIM) in 3Q12 reached 4.7% compared to 5.0% in 2Q12 and 4.6% in 3Q11. In the quarter, the Bank’s margins were negatively affected by deflation. The Bank has more assets than liabilities linked to inflation and, consequently, margins have a positive sensitivity to variations in inflation. In 3Q12, the variation of the Unidad de Fomento (an inflation indexed currency unit), was -0.16% compared to inflation of +0.42% in 2Q12 and +0.56% in 3Q11. This reduction signified a QoQ decrease of net interest income of approximately US$40 million or Ch$19,000 million. This was partially offset by higher client spreads and an improved funding mix. In 4Q12 UF inflation is expected to be greater than 1%, which should drive NIMs back to levels greater than 5%.

Provision expense includes a one-time expense of Ch$24.7 billion in the quarter

Net provision for loan losses in the quarter totaled Ch$119,459 million an increase of 52% QoQ and 32.2% YoY. As previously mentioned in the 2Q12 Earnings Report, in the current quarter, the Bank recalibrated the consumer loan-provisioning model. This resulted in an increase in the minimum provision set aside for consumer loans at origination given the higher risks observed in this portfolio. As a result, gross provision expenses in 3Q12 includes a non-recurring provision expense of Ch$24,753 million.

1 Earnings per ADR was calculated using the Observed Exchange Rate Ch$470.48 per US$ as of Sept. 30, 2012. The ratio of ordinary shares per ADR was modified form 1,039 share per ADR to 400 shares per ADR.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Solid growth of core deposits

Core deposits (demand deposits + time deposits from non-institutional sources), increased 2.1% QoQ and 12.3% YoY. Core deposits as a percentage of total deposits reached 77.2% compared to 73.3% as of June 2012 and 69.7% as of September 2011. This improved the Bank’s funding mix, as non-institutional deposits tend to be cheaper and more stable than other sources of funding. Total deposits decreased 3.1% QoQ as the Bank, given its high structural liquidity, proactively reduced relatively more expensive institutional short-term deposits, which are not considered as structural funding by the Bank. YTD (as of August, 31st), the Bank’s market share in terms of total deposits has increased 36 basis points.

* Demand deposits + time deposits from non-institutional sources

Selective loan growth

In 3Q12, total loans increased 0.7% QoQ and 4.7% YoY. Loan growth was driven by the favorable evolution of the Chilean economy and was mainly focused in the high-end of the retail market, SMEs and the middle-market. The Bank continued with its prudent approach to loan growth in the lower end of the consumer loan segment. Loans to individuals increased 0.8% QoQ in 3Q12 and 4.6% YoY. Loans to high-income individuals increased 2.0% QoQ in comparison to a decrease of 1.6% in the mass consumer market. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 3.3% QoQ (8.8% YoY), reflecting the Bank’s consistent focus on this growing segment. YTD (as of August 31), the Bank’s market share in terms of total loans has decreased 19 basis points.

Solid levels of capital: Core capital at 10.6%, BIS at 13.9%

ROAE as of September 2012 reached 18.1%. Core capital reached 10.6% as of September 30, 2012 and the Bank’s BIS ratio reached 13.9% at the same date. Voting common shareholders’ equity is the sole component of our Tier I capital. Santander Chile has not issued new shares in more than 10 years.

Cost growth moderates as key project advance

Operating expenses in 3Q12 decreased 1.5% QoQ led by a 3.6% QoQ decrease in personnel expenses. The Bank continued with its projects of investing in a new Client Relationship Management system and the Transformation Initiatives aimed at enhancing productivity in retail banking. The installment of the new CRM and other initiatives should further limit cost growth in coming quarters.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
				3Q12 /	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Net interest income	238,731	254,940	232,057	2.9%	(6.4)%
Fee income	67,037	68,007	65,991	1.6%	(1.4)%
Core revenues	305,768	322,947	298,048	2.6%	(5.3)%
Financial transactions, net	19,222	25,640	23,001	(16.4)%	(25.0)%
Provision expense	(119,459)	(78,575)	(90,372)	32.2%	52.0%
Operating expenses	(135,665	(137,742)	(128,356)	5.7%	(1.5)%
Operating income, net of provisions and costs	69,866	132,270	102,321	(31.7)%	(47.2)%
Other operating & Non-op. Income	(19,303)	(26,575)	(27,168)	(28.9)%	(27.4)%
Net income attributable to shareholders	50,563	105,695	75,153	(32.7)%	(52.2)%
Net income/share (Ch$)	0.27	0.56	0.40	(32.7)%	(52.2)%
Net income/ADR (US$)[1]	0.23	0.44	0.31	(26.3)%	(48.2)%
Total loans	18,503,174	18,374,472	17,680,356	4.7%	0.7%
Deposits	14,088,770	14,537,663	13,892,003	1.4%	(3.1)%
Shareholders’ equity	2,058,231	2,028,611	1,927,498	6.8%	1.5%
Net interest margin	4.7%	5.0%	4.6%
Efficiency ratio	42.4%	41.0%	41.3%
YTD return on average equity[2]	18.1%	22.2%	23.8%
NPL / Total loans[3]	3.04%	2.88%	2.81%
Coverage NPLs	98.3%	97.8%	104.8%
Risk index[5]	2.98%	2.82%	2.94%
Core capital ratio	10.6%	10.4%	10.2%
BIS ratio	13.9%	13.7%	13.9%
Branches	496	499	494
ATMs	1,966	1,966	1,892
Employees	11,692	11,621	11,706

1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$470.48 per US$ as of Sept. 30, 2012.
2.	Annualized YTD Net income attributable to shareholders / Average equity attributable to shareholders.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	PDLs: Past due loans; all loan installments that are more than 90 days overdue.
5.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Selective loan growth

Loans	Quarter ended,			% Change
					Sep. 12 /
(Ch$ million)	Sep-12	Jun-12	Sep-11	Sep. 12 / 11	Jun. 12
Total loans to individuals[1]	9,613,857	9,534,018	9,187,526	4.6%	0.8%
Consumer loans	3,039,998	2,987,880	2,925,659	3.9%	1.7%
Residential mortgage loans	5,208,217	5,221,914	5,016,420	3.8%	(0.3)%
SMEs	2,745,928	2,658,077	2,522,698	8.8%	3.3%
Total retail lending	12,359,785	12,192,095	11,710,224	5.5%	1.4%
Institutional lending	355,119	366,862	351,644	1.0%	(3.2)%
Middle-Market & Real estate	3,918,324	3,848,479	3,731,980	5.0%	1.8%
Corporate	1,874,749	2,006,270	1,905,005	(1.6)%	(6.6)%
Total loans [2]	18,503,174	18,374,472	17,680,356	4.7%	0.7%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 3Q12, total loans increased 0.7% QoQ and 4.7% YoY. Loan growth was driven by the favorable evolution of the Chilean economy and was mainly focused in the high-end of the retail market, SMEs and the middle-market. The Bank continued with its cautious approach to loan growth in the lower end of the consumer loan segment.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased of 0.8% QoQ in 3Q12 and 4.6% YoY. By product, consumer loans increased 1.7% QoQ (3.9% YoY) and residential mortgage loans decreased 0.3% QoQ (3.8% YoY). In the quarter, the Bank focused on expanding its loan portfolio in the mid-upper income segments, while remaining more selective in the mass consumer market. Loans to high-income individuals increased 2.0% QoQ in comparison to a decrease of 1.5% in the low-income segment. In the middle-income segment, loans decreased 1.5% QoQ. This was mainly due to a fall in mortgage loans. The mortgage market has been affected by aggressive pricing on the behalf of competitors. Santander Chile on the other hand has implemented stricter admission policies for residential mortgage loans. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 3.3% QoQ (8.8% YoY), reflecting the Bank’s consistent focus on this expanding segment.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

In the quarter, the Bank also focused its loan growth in the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 1.8% QoQ and 5.0% YoY. This segment continues to show healthy loan demand given the high level of investment expected this year in the Chilean economy, which is expected to reach approximately 28% of GDP.

In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans decreased 6.6% QoQ. The sharp turn-around in the cost of external funding for companies in 3Q12 resulted in lower local loan demand from these clients and pre-payment of some large corporate loans. The Bank’s non-lending businesses with these clients, especially cash management services continue to thrive.

YTD (as of August 31), the Bank’s market share in terms of total loans has decreased 19 basis points.

FUNDING

Core deposits grow 2.1% QoQ and 12.3% YoY

Funding	Quarter ended,			% Change
					Sep. 12 /
(Ch$ million)	Sep-12	Jun-12	Sep-11	Sep. 12 / 11	Jun. 12
Demand deposits	4,601,160	4,624,570	4,496,757	2.3%	(0.5)%
Time deposits	9,487,610	9,913,093	9,395,246	1.0%	(4.3)%
Total deposits	14,088,770	14,537,663	13,892,003	1.4%	(3.1)%
Mutual funds (off-balance sheet)	3,080,130	2,944,482	2,852,379	8.0%	4.6%
Total customer funds	17,168,900	17,482,145	16,744,382	2.5%	(1.8)%
Loans to deposits[1]	98.7%	96.5%	94.8%

1. (Loans - marketable securities that fund mortgage loans) / (Time deposits + demand deposits).

Customer funds (deposits + mutual funds) expanded 2.5% YoY and decreased 1.8% QoQ. Total deposits grew 1.4% YoY and decreased 3.1% QoQ as the Bank, given its high structural liquidity, proactively reduced more expensive institutional short-term deposits, which are not considered as structural funding by the Bank. Core deposits (demand deposits and time deposits from non-institutional sources), on the other hand, increased 12.3% YoY and 2.1% QoQ. Core deposits as a percentage of total deposits reached 77.2% compared to 73.3% as of June 2012 and 69.7% as of September 2011. This improved the Bank’s funding mix, as non-institutional deposits tend to be cheaper and more stable than other sources of funding. YTD (as of August 31), the Bank’s market share in terms of total deposits has increased 36 basis points.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

It is important to note that the Bank follows Grupo Santander’s policy of independent subsidiaries and intergroup funding represented less than 0.2% of our funding as of September 30, 2012.

* Demand deposits plus time deposits from non-institutional sources

Assets under management also improved as markets strengthened in 3Q12. Total assets under management increased 8.0% YoY and 4.6% QoQ. We expect this business to continue to be volatile in line with general market trends.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital ratio at 10.6%

Shareholders' Equity	Quarter ended,			Change %
					Sep. 12 /
(Ch$ million)	Sep-12	Jun-12	Sep-11	Sep. 12 / 11	Jun. 12
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	976,561	51,539	51,538	1794.8%	1794.8%
Valuation adjustment	(1,828)	3,946	594	—%	—%
Retained Earnings:	192,195	1,081,823	984,063	(80.5)%	(82.2)%
Retained earnings prior periods	-	925,022	750,989	—%	—%
Income for the period	274,565	224,002	332,963	(17.5)%	22.6%
Provision for mandatory dividend	(82,370)	(67,201)	(99,889)	(17.5)%	22.6%
Equity attributable to shareholders	2,058,231	2,028,611	1,927,498	6.8%	1.5%
Non-controlling interest	33,485	31,272	32,293	3.7%	7.1%
Total Equity	2,091,716	2,059,883	1,959,791	6.7%	1.5%
YTD ROAE	18.1%	22.2%	23.8%

Shareholders’ equity totaled Ch$2,058,231 million (US$4.2 billion) as of September 30, 2012. During 3Q12, the Bank reclassified all retained earnings from prior periods to reserves as part of its conservative capital policies. The prudent management of the Bank’s capital ratios has led to strong capital ratios. Core capital reached 10.6% as of September 30, 2012 and the Bank’s BIS ratio reached 13.9% at the same date. Voting common shareholders’ equity is the sole component of our Tier I capital. Santander Chile has not issued new shares in more than 10 years.

Capital Adequacy	Quarter ended,			Change %
					Sep. 12 /
(Ch$ million)	Sep-12	Jun-12	Sep-11	Sep. 12 / 11	Jun. 12
Tier I (Core Capital)	2,058,231	2,028,612	1,927,498	6.8%	1.5%
Tier II	642,650	659,788	715,184	(10.1)%	(2.6)%
Regulatory capital	2,700,881	2,688,400	2,642,682	2.2%	0.5%
Risk weighted assets	19,479,092	19,572,225	18,954,147	2.8%	(0.5)%
Tier I (Core capital) ratio	10.6%	10.4%	10.2%
BIS ratio	13.9%	13.7%	13.9%

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Positive evolution of client margins offset by deflation in the quarter

Net Interest Income / Margin	Quarter			Change %
				3Q12 /	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Client net interest income[1]	274,076	274,517	248,850	10.1%	(0.2)%
Non-client net interest income[2]	(35,345)	(19,577)	(16,793)	110.5%	80.5%
Net interest income	238,731	254,940	232,057	2.9%	(6.4)%
Average interest-earning assets	20,410,407	20,362,279	20,068,323	1.7%	0.2%
Average loans	18,546,119	18,127,164	17,460,992	6.2%	2.3%
Interest earning asset yield[3]	8.0%	9.0%	8.4%
Cost of funds[4]	3.3%	3.9%	3.8%
Client net interest margin[5]	5.9%	6.1%	5.7%
Net interest margin (NIM)[6]	4.7%	5.0%	4.6%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	32.5%	33.2%	31.3%
Quarterly inflation rate[7]	(0.16)%	0.42%	0.56%
Central Bank reference rate	5.00%	5.00%	5.25%
Avg. 10 year Central Bank yield (real)	2.42%	2.49%	2.63%

1. Client net interest income is mainly net interest income from the Bank’s loan portfolio. See footnote 2 at the end of this page.

2. Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 2 at the end of this page.

3. Interest income divided by interest earning assets.

4. Interest expense divided by interest bearing liabilities + demand deposits.

5. Client net interest income annualized divided by average loans

6. Net interest income divided by average interest earning assets annualized.

7. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q12, Net interest income decreased 6.4% QoQ and increased 2.9% YoY. The Net interest margin (NIM) in 3Q12 reached 4.7% compared to 5.0% in 2Q12 and 4.6% in 3Q11. In order to improve the explanation of margins we have divided the analysis of net interest income between client interest income2 and non-client net interest income.

2 In order to explain better the evolution of net interest income, we have divided net interest income between client net interest income and non-client net interest income. Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Client net interest income in 3Q12 was flat QoQ and increased 10.1% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.9% in 3Q12 compared to 6.1% in 2Q12 and 5.7% in 3Q11. Since the second half of 2011, the Bank has been implementing a stricter spread policy in light of the increase in credit risk, especially in the mass consumer market. For this reason, client net interest income has increased at twice the pace of average loan growth in the last twelve-month period. The growth of core deposits (See Funding) improved the funding mix and has also helped to sustain client margins.

This positive trend was offset by the deflation registered during the quarter. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 3Q12, the variation of the Unidad de Fomento (an inflation indexed currency unit), was -0.16% compared to inflation of +0.42% in 2Q12 and +0.56% in 3Q11. The gap between assets and liabilities indexed to the UF averaged US$6.7 billion in 3Q12. Therefore, the reduction in inflation signified a QoQ decrease in net interest income of approximately US$40 million or Ch$19,000 million.

For the remainder of 2012, the evolution of margins should improve as inflation trends normalize. In 4Q12 inflation is expected to exceed 1% is expected which should drive NIMs back to levels greater than 5%. In 2013, the negative effects of possible regulations regarding maximum rates may have a negative impact on margins. The final law regulating this change is still being discussed in Congress. To counterbalance this affect we expect: (1) healthier loan growth both in terms of volumes and in terms of margins, post provision expense and, (2) an improved funding mix via healthy growth of core deposits.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Non-recurring Ch$24.7 billion provision expenses recognized in 3Q12

Provision for loan losses	Quarter			Change %
				3Q12 /	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Gross provisions	(32,952)	1,891	(18,628)	76.9%	(1842.6)%
Charge-offs	(96,256)	(88,009)	(77,466)	24.3%	9.4%
Gross provisions and charge-offs	(129,208)	(86,118)	(96,094)	34.5%	50.0%
Loan loss recoveries	9,749	7,543	5,722	70.4%	29.2%
Net provisions for loan losses	(119,459)	(78,575)	(90,372)	32.2%	52.0%
Total loans[1]	18,503,174	18,374,472	17,680,356	4.7%	0.7%
Total reserves (RLL)	552,138	518,331	520,566	6.1%	6.5%
Non-performing loans[2] (NPLs)	561,730	529,869	496,786	13.1%	6.0%
NPLs commercial loans	307,658	277,742	244,209	26.0%	10.8%
NPLs residential mortgage loans	149,936	150,505	140,273	6.9%	(0.4)%
NPLs consumer loans	104,136	101,622	112,304	(7.3)%	2.5%
Risk index[3] (RLL / Total loans)	2.98%	2.82%	2.94%
NPL / Total loans	3.04%	2.88%	2.81%
NPL / Commercial loans	3.00%	2.73%	2.51%
NPL / Residential mortgage loans	2.88%	2.88%	2.80%
NPL / consumer loans	3.43%	3.40%	3.84%
Coverage of NPLs[4]	98.3%	97.8%	104.8%
Coverage of commercial NPLs	80.0%	84.9%	98.3%
Coverage of residential mortgage NPLs	24.5%	24.1%	25.7%
Coverage of consumer NPLs	258.6%	242.4%	217.6%
1.	Excludes interbank loans.
2.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
3.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
4.	Loan loss allowances / NPLs.

Net provision for loan losses in the quarter totaled Ch$119,459 million, an increase of 52% QoQ and 32.2% YoY. The net provision expense by loan product was as follows:

Net provisions for loan losses
by segment	Quarter			Change %
				3Q12 /	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Commercial loans	(30,791)	(16,024)	(19,079)	61.4%	92.2%
Residential mortgage loans	(4,488)	(3,855)	(14,444)	(68.9)%	16.4%
Consumer loans	(84,180)	(58,696)	(56,849)	48.1%	43.4%
Net provisions for loan losses	(119,459)	(78,575)	(90,372)	32.2%	52.0%

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Net provision expense in consumer loans increased 43.4% QoQ and 48.1% YoY. Since 3Q11, the Bank has been implementing more prudent credit risk policies in consumer lending as asset quality has deteriorated above our expectations despite positive economic trends. This has been due to:

(i)	Following the La Polar case, affecting Chile’s 4th largest retailer in May 2011, the default rates in the mass consumer loan industry increased as banks and non-bank lenders tightened credit policies resulting in greater charge-offs as credit became less available;

(ii)	In February 2012, the Ley de DICOM was passed which, among other provisions, eliminated from the negative credit bureau debtors with a negative credit history in an amount of Ch$2,400,000 (US$4,800) or less. This temporarily reduced the effectiveness of this negative credit bureau, a key component of our credit scoring systems. Before the law was passed 4.1 million people were listed in Dicom and after its implementation 2.9 million persons were removed from the list;

(iii)	The Bank has a 24% market share in consumer banking and, therefore, these events, together with the strong growth in consumer lending in 2010 and the first half of 2011, resulted in a larger impact for the Bank compared to our main bank competitors.

To respond to this the Bank has:

(i)	Recalibrated the consumer loan-provisioning model that increased the minimum provision set aside for consumer loans at origination given the higher risks observed in this portfolio. As a result, gross provision expenses in 3Q12 includes a non-recurring provision expense of Ch$24,753 million.

(ii)	Tightened admission and approval policies in consumer lending. This mainly consisted of lowering the debt servicing levels for loan approvals and focusing loan growth in less riskier segments. This resulted in lower consumer loan growth and a fall in market share in 2012 (See Loans).

(iii)	Restricted renegotiation policies and strengthened collection efforts. This resulted in an increase in charge-offs. Charge-offs increased 9.4% QoQ and 24.3% YoY. At the same time, loan loss recoveries increased 29.2% QoQ and 70.4% YoY in 3Q12.

It is important to point out that these efforts have led to a stabilization of non-performing loan (NPLs) in consumer banking and to an increase in the coverage. As of September 2012, the NPL ratio of consumer loans reached 3.43% compared to 3.40% as of June 2012 and 3.84% in September 2011. The coverage ratio of consumer loans reached 258.6% as of September 2012 compared to 242.2% as of June 2012 and 217.6% as of September 2011.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The 92.2% QoQ and the 61.4% QoQ increase in commercial loan provision expense was driven by an increase in provisions in the SME loan segment. The NPL ratio for commercial loans increased to 3.0% in September 2012 from 2.73% in June 2012 and 2.51% in September 2011. It is important to note that loans entering NPLs have a high level of collateral and this explains the lower level of NPL coverage. As of September 2012, the coverage ratio of commercial loans NPLs reached 129.8%.

Provision expense for mortgage residential loans increased 16.4% QoQ and decreased 68.9% YoY. Mortgage loan NPLS were stable at 2.88% and coverage of mortgage NPLs increased slightly to 24.5% as of September 2012. Including collateral, the coverage of residential mortgage NPLs reached 114.8%. The 63.9% YoY decrease of provisions in 3Q12 was mainly due to the Ch$10,000 million non-recurring provision recognized in 3Q11 as a consequence of the improvements made in the provisioning model for residential mortgage lending in that quarter (See 3Q11 Earnings Report-Annex 1 for more details).

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Lower business activity in retail banking lowers fee income

Fee Income	Quarter			Change %
(Ch$ million)	3Q12	2Q12	3Q11	3Q12 / 3Q11	3Q 12 / 2Q12
Collection fees	14,819	16,449	14,683	0.9%	(9.9)%
Credit, debit & ATM card fees	13,104	13,639	14,384	(8.9)%	(3.9)%
Asset management	8,270	8,488	8,796	(6.0)%	(2.6)%
Insurance brokerage	8,138	8,015	7,955	2.3%	1.5%
Contingent operations	7,223	6,909	6,334	14.0%	4.5%
Checking accounts	7,144	7,350	7,256	(1.5)%	(2.8)%
Fees from brokerage	2,353	3,303	2,469	(4.7)%	(28.8)%
Lines of credit	2,228	2,418	2,763	(19.4)%	(7.9)%
Other Fees	3,758	1,436	1,351	178.2%	161.7%
Total fees	67,037	68,006	65,991	1.6%	(1.4)%

Net fee income decreased 1.4% QoQ and increased 1.6% YoY in 2Q12. The Bank continued to increase its client base and cross-selling indicators, especially in the middle-upper income segments while limiting client growth in the mass consumer segment. The Bank’s total client base has increased 3.7% in the past twelve-months and the amount of cross-sold clients in all segments, excluding Banefe, has risen 11.3% YoY. This was offset by a decline in Banefe clients, as the Bank reduced its exposure to clients with unhealthy financial behavior. This also had a short-term impact on certain fess in the quarter, specifically credit card, checking account and line of credit fees. This was partially offset by positive fee growth from our corporate banking unit.

Cross-sold: For clients in Banefe cross-sold clients are clients with at least two products, one of which is a loan product plus direct deposit. In the Bank, excluding Banefe, a cross-sold client uses at least 4 products. The definition of cross-sold clients was changed in the quarter and the historical figures were restated.

The Bank’s Transformation Plan continues to be implemented. This is the largest overhaul and reorganization of the Bank’s middle and lower income business segments in the last decade. The installation of the new CRM, a corner-piece of this initiative, is starting to improve the Bank’s client service indicators as reflected in the descending market share of client complaints to the Superintendency of Banks, SBIF, the industry’s main regulator.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Lower client treasury gains from Santander Global Connect

Results from Financial Transactions*	Quarter			Change %
					3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q12 / 3Q11	2Q12
Net income from financial operations	(19,161)	20,416	102,133	—%	—%
Foreign exchange profit (loss), net	38,383	5,224	(79,132)	—%	634.7%
Net results from financial transactions	19,222	25,640	23,001	(16.4)%	(25.0)%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$19,222 million in 3Q12, a 25.0% QoQ and a 16.4% YoY decrease. In order to understand more clearly these line items, we present them by business area in the table below.

Results from Financial Transactions	Quarter			Change %
(Ch$ million)	3Q12	2Q12	3Q11	3Q12 / 3Q11	3Q 12 / 2Q12
Santander Global Connect[1]	9,467	14,610	16,259	(41.8)%	(35.2)%
Market-making	8,659	7,430	4,958	74.6%	16.5%
Client treasury services	18,126	22,040	21,217	(14.6)%	(17.8)%
Non-client treasury income	1,096	3,600	1,784	(38.6)%	(69.5)%
Net results from financial transactions	19,222	25,640	23,001	(16.4)%	(25.0)%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services totaled Ch$18,126 million in 3Q12 and decreased 14.6% QoQ and 17.8% YoY mainly due to lower gains from Santander Global Connect, our platform for selling treasury products to our clients. In addition to lower volatility in some key macro indicators, we have been more conservative in our approval process for the sale of treasury products to smaller corporate clients. In addition, the Bank recognized a Ch$1,096 million gain from Non-client treasury services, reflecting that the bulk of our treasury income is client related.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY

Cost growth moderates as key project begin to have an impact on efficiency

Operating Expenses	Quarter			Change %
				3Q12 /	3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q11	2Q12
Personnel expenses	(75,561)	(78,395)	(73,884)	2.3%	(3.6)%
Administrative expenses	(46,053)	(45,115)	(41,041)	12.2%	2.1%
Depreciation, amortization and impairment	(14,051)	(14,232)	(13,431)	4.6%	(1.3)%
Operating expenses	(135,665)	(137,742)	(128,356)	5.7%	(1.5)%
Efficiency ratio[1]	42.4%	41.0%	41.3%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 3Q12 decreased 1.5% QoQ and increased 5.7% YoY. The 3.6% QoQ decrease in personnel expenses reflects lower variable incentives paid to personnel. At the same time, headcount was flat QoQ with the exception of our collection areas that continued to be strengthened. The 2.3% YoY increase in personnel expenses also reflects the relatively stable YoY evolution of headcount. As of September 2012, headcount totaled 11,629 employees. Going forward personnel expense should grow at a slower pace than those observed in previous quarters as headcount remain stable and the different technologic tools being implemented should increase employee’s productivity.

Administrative expenses increased 2.1% QoQ and 12.2% YoY in 3Q12, as the Bank continued with its projects of investing in a new Client Relationship Management system and the Transformation Initiatives aimed at enhancing productivity in retail banking.

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
					3Q 12 /
(Ch$ million)	3Q12	2Q12	3Q11	3Q12 / 3Q11	2Q12
Other operating income	8,074	3,072	2,194	268.0%	162.8%
Other operating expenses	(13,008)	(15,464)	(12,156)	7.0%	(15.9)%
Other operating income, net	(4,934)	(12,392)	(9,962)	(50.5)%	(60.2)%
Income from investments in other companies	143	660	546	(73.8)%	(78.3)%
Income tax expense	(12,276)	(14,027)	(16,629)	(26.2)%	(12.5)%
Income tax rate	18.9%	11.6%	17.9%

Other operating income, net, totaled Ch$ -4,934 million in 3Q12. The lower loss compared to 2Q12 and 3Q11 was mainly due to a Ch$5,591 million from the sale of 11 branches. Branches are risk weighted at 100% and so, from a capital perspective, it is more efficient to rent them than to own them and the gains realized from these sales boost core capital levels.

The higher income tax rate in 3Q12 was mainly due to the deflation, which eliminated in the quarter any tax gains from the revaluation of capital due to CPI. For tax purposes, the Bank must revaluate its capital by the consumer price index. Since CPI inflation is usually positive, this results in a tax loss that lowers the Bank’s effective tax rate. When there is deflation or very low inflation this does not occur.

Congress approved a law that raised the statutory corporate tax rate to 20% next year.

Investor Relations Department	17
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s (Outlook negative)	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s (Outlook negative)	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch (Outlook negative)	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

	Fitch	Feller
Local ratings	Ratings	Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Negative	Stable

Investor Relations Department	18
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE

As of September 2012

ADR price[3] (US$) 9M12
09/30/12:	28.20
Maximum (9M12):	34.00
Minimum (9M12):	27.23

Market Capitalization:	US$13,268 million
P/E 12 month trailing*:	16.8
P/BV (09/30/12)**:	3.07
Dividend yield***:	3.5%

*	Price as of Sept. 30, 2012 / 12mth. earnings
**	Price as of Sept. 30, 2012 / Book value as of 09/30/12
***	Based on closing price on record date of last dividend payment.

Local share price (Ch$) 9M12
09/30/12:	33.55
Maximum (9M12):	41.00
Minimum (9M12):	32.47

Dividends:
		% of previous year
Year paid	Ch$/share	earnings
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%
2012:	1.39	60%

3 On Oct. 22, 2012, the ratio of common share per ADR was changed from 1,039 shares per ADR to 400 shares per ADR.

Investor Relations Department	19
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Sep-12	Sep-12	Dec-11	Sept. 12 / Dec. 11
	US$ths	Ch$ million		% Chg.
Assets
Cash and balances from Central Bank	3,339,115	1,585,078	2,793,701	(43.3)%
Funds to be cleared	1,262,564	599,339	276,454	116.8%
Financial assets held for trading	437,346	207,608	409,763	(49.3)%
Investment collateral under agreements to repurchase	320,249	152,022	12,928	1075.9%
Derivatives	3,109,772	1,476,209	1,612,869	(8.5)%
Interbank loans	232,239	110,244	87,541	25.9%
Loans, net of loan loss allowances	37,815,538	17,951,036	16,823,407	6.7%
Available-for-sale financial assets	3,643,737	1,729,682	1,661,311	4.1%
Held-to-maturity investments	-	-	-	—%
Investments in other companies	18,193	8,636	8,728	(1.1)%
Intangible assets	158,201	75,098	80,739	(7.0)%
Fixed assets	316,467	150,227	153,059	(1.9)%
Current tax assets	2,694	1,279	37,253	(96.6)%
Deferred tax assets	382,956	181,789	147,754	23.0%
Other assets	1,499,505	711,815	546,470	30.3%
Total Assets	52,538,576	24,940,062	24,651,977	1.2%

Liabilities and Equity
Demand deposits	9,692,774	4,601,160	4,413,815	4.2%
Funds to be cleared	849,282	403,154	89,486	350.5%
Investments sold under agreements to repurchase	250,358	118,845	544,381	(78.2)%
Time deposits and savings accounts	19,986,539	9,487,610	8,921,114	6.4%
Derivatives	2,842,368	1,349,272	1,292,148	4.4%
Deposits from credit institutions	3,110,225	1,476,424	1,920,092	(23.1)%
Marketable debt securities	9,680,118	4,595,152	4,623,239	(0.6)%
Other obligations	399,467	189,627	176,599	7.4%
Current tax liabilities	17,139	8,136	1,498	443.1%
Deferred tax liability	22,361	10,615	5,315	99.7%
Provisions	366,427	173,943	230,290	(24.5)%
Other liabilities	915,121	434,408	398,977	8.9%
Total Liabilities	48,132,180	22,848,346	22,616,954	1.0%

Equity
Capital	1,877,613	891,303	891,303	0.0%
Reserves	2,057,217	976,561	51,539	1794.8%
Unrealized gain (loss) Available-for-sale financial assets	(3,851)	(1,828)	2,832	(164.5)%
Retained Earnings:	404,877	192,195	1,055,548	(81.8)%
Retained earnings previous periods	0	0	750,989	(100.0)%
Net income	578,397	274,565	435,084	(36.9)%
Provision for mandatory dividend	(173,520)	(82,370)	(130,525)	(36.9)%
Total Shareholders' Equity	4,335,855	2,058,231	2,001,222	2.8%
Minority Interest	70,539	33,485	33,801	(0.9)%
Total Equity	4,406,396	2,091,716	2,035,023	2.8%
Total Liabilities and Equity	52,538,576	24,940,062	24,651,977	1.2%

Figures in US$ have been translated at the exchange rate of Ch$474.70

Investor Relations Department	20
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2: YEAR-TO-DATE INCOME STATEMENTS

YTD Income Statement Unaudited	Sep-12	Sep-12	Sep-11	Sept. 12 / Sept. 11
	US$ths.	Ch$ million		% Chg.

Interest income	2,877,681	1,366,035	1,271,278	7.5%
Interest expense	(1,277,211)	(606,292)	(563,124)	7.7%
Net interest income	1,600,470	759,743	708,154	7.3%
Fee and commission income	570,238	270,692	271,541	(0.3)%
Fee and commission expense	(141,051)	(66,957)	(62,111)	7.8%
Net fee and commission income	429,187	203,735	209,430	(2.7)%
Net income from financial operations	(69,393)	(32,941)	153,535	—%
Foreign exchange profit (loss), net	204,563	97,106	(75,265)	—%
Total financial transactions, net	135,170	64,165	78,270	(18.0)%
Other operating income	31,869	15,128	8,053	87.9%
Net operating profit before loan losses	2,196,695	1,042,771	1,003,907	3.9%
Provision for loan losses	(582,083)	(276,315)	(195,920)	41.0%
Net operating profit	1,614,611	766,456	807,987	(5.1)%
Personnel salaries and expenses	(470,647)	(223,416)	(207,380)	7.7%
Administrative expenses	(284,921)	(135,252)	(122,078)	10.8%
Depreciation and amortization	(84,940)	(40,321)	(39,638)	1.7%
Impairment	(185)	(88)	(109)	(19.3)%
Operating expenses	(840,693)	(399,077)	(369,205)	8.1%
Other operating expenses	(94,453)	(44,837)	(41,569)	7.9%
Total operating expenses	(935,146)	(443,914)	(410,774)	8.1%
Operating income	679,465	322,542	397,213	(18.8)%
Income from investments in other companies	2,633	1,250	1,673	(25.3)%
Income before taxes	682,098	323,792	398,886	(18.8)%
Income tax expense	(95,606)	(45,384)	(62,546)	(27.4)%
Net income from ordinary activities	586,493	278,408	336,340	(17.2)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Minority interest	8,096	3,843	3,377	13.8%
Net income attributable to shareholders	578,397	274,565	332,963	(17.5)%

Figures in US$ have been translated at the exchange rate of Ch$474.70

Investor Relations Department	21
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	3Q12	3Q12	2Q12	3Q11	3Q12 / 3Q11	3Q 12 / 2.Q12
	US$ths.	Ch$mn			% Chg.
Interest income	857,851	407,222	455,980	420,729	(3.2)%	(10.7)%
Interest expense	(354,942)	(168,491)	(201,040)	(188,672)	(10.7)%	(16.2)%
Net interest income	502,909	238,731	254,940	232,057	2.9%	(6.4)%
Fee and commission income	187,101	88,817	90,940	87,651	1.3%	(2.3)%
Fee and commission expense	(45,882)	(21,780)	(22,933)	(21,660)	0.6%	(5.0)%
Net fee and commission income	141,220	67,037	68,007	65,991	1.6%	(1.4)%
Net income from financial operations	(40,364)	(19,161)	20,416	102,133	—%	—%
Foreign exchange profit (loss), net	80,857	38,383	5,224	(79,132)	—%	634.7%
Total financial transactions, net	40,493	19,222	25,640	23,001	(16.4)%	(25.0)%
Other operating income	17,009	8,074	3,072	2,194	268.0%	162.8%
Net operating profit before loan losses	701,631	333,064	351,659	323,243	3.0%	(5.3)%
Provision for loan losses	(251,652)	(119,459)	(78,575)	(90,372)	32.2%	52.0%
Net operating profit	449,979	213,605	273,084	232,871	(8.3)%	(21.8)%
Personnel salaries and expenses	(159,176)	(75,561)	(78,395)	(73,884)	2.3%	(3.6)%
Administrative expenses	(97,015)	(46,053)	(45,115)	(41,041)	12.2%	2.1%
Depreciation and amortization	(29,600)	(14,051)	(14,198)	(13,354)	5.2%	(1.0)%
Impairment	0	0	(34)	(77)	—%	—%
Operating expenses	(285,791)	(135,665)	(137,742)	(128,356)	5.7%	(1.5)%
Other operating expenses	(27,403)	(13,008)	(15,464)	(12,156)	7.0%	(15.9)%
Total operating expenses	(313,194)	(148,673)	(153,206)	(140,512)	5.8%	(3.0)%
Operating income	136,785	64,932	119,878	92,359	(29.7)%	(45.8)%
Income from investments in other companies	301	143	660	546	(73.8)%	(78.3)%
Income before taxes	137,087	65,075	120,538	92,905	(30.0)%	(46.0)%
Income tax expense	(25,861)	(12,276)	(14,027)	(16,629)	(26.2)%	(12.5)%
Net income from ordinary activities	111,226	52,799	106,511	76,276	(30.8)%	(50.4)%
Net income discontinued operations	-	-	-	-	—%	—%
Net income attributable to:
Minority interest	4,710	2,236	816	1,123	99.1%	174.0%
Net income attributable to shareholders	106,516	50,563	105,695	75,153	(32.7)%	(52.2)%

Figures in US$ have been translated at the exchange rate of Ch$474.70

Investor Relations Department	22
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Sep-11	Dec-11	Mar-12	Jun-12	Sep-12
(Ch$ millions)
Loans
Consumer loans	2,925,659	2,943,846	2,963,104	2,987,880	3,039,998
Residential mortgage loans	5,016,420	5,115,663	5,162,473	5,221,914	5,208,217
Commercial loans	9,738,277	9,287,585	9,666,504	10,164,678	10,254,959
Total loans	17,680,356	17,347,094	17,792,081	18,374,472	18,503,174
Allowance for loan losses	(520,566)	(523,687)	(522,728)	(518,331)	(552,138)
Total loans, net of allowances	17,159,790	16,823,407	17,269,353	17,856,141	17,951,034

Loans by segment
Individuals	9,187,526	9,289,345	9,376,934	9,534,018	9,613,857
SMEs	2,522,698	2,560,736	2,604,565	2,658,077	2,745,928
Total retail lending	11,710,224	11,850,081	11,981,499	12,192,095	12,359,785
Institutional lending	351,644	355,199	347,818	366,862	355,119
Middle-Market & Real estate	3,731,980	3,650,709	3,692,576	3,848,479	3,918,324
Corporate	1,905,005	1,494,752	1,881,429	2,006,270	1,874,749

Customer funds
Demand deposits	4,496,757	4,413,815	4,566,890	4,624,570	4,601,160
Time deposits	9,395,246	8,921,114	8,825,599	9,913,093	9,487,610
Total deposits	13,892,003	13,334,929	13,392,489	14,537,663	14,088,770
Mutual funds (Off balance sheet)	2,852,379	2,941,773	2,995,292	2,944,482	3,080,130
Total customer funds	16,744,382	16,276,702	16,387,781	17,482,145	17,168,900
Loans / Deposits1	94.8%	95.4%	98.4%	96.5%	98.7%

Average balances
Avg. interest earning assets	20,068,323	19,836,214	20,119,312	20,362,279	20,410,407
Avg. loans	17,460,992	17,494,801	17,537,743	18,127,164	18,546,119
Avg. assets	24,961,680	25,245,472	24,918,317	24,957,219	25,106,995
Avg. demand deposits	4,372,511	4,374,397	4,527,917	4,749,885	4,598,283
Avg equity	1,901,447	1,964,850	2,035,332	2,014,260	2,042,929
Avg. free funds	6,273,958	6,339,246	6,563,249	6,764,145	6,641,212

Capitalization
Risk weighted assets	18,954,147	18,243,142	18,509,191	19,572,225	19,479,092
Tier I (Shareholders' equity)	1,927,498	2,001,222	2,065,994	2,028,612	2,058,231
Tier II	715,184	686,171	673,110	659,788	642,650
Regulatory capital	2,642,682	2,687,393	2,739,104	2,688,401	2,700,881
Tier I ratio	10.2%	11.0%	11.2%	10.4%	10.6%
BIS ratio	13.9%	14.7%	14.8%	13.7%	13.9%

Profitability & Efficiency
Net interest margin	4.6%	5.3%	5.3%	5.0%	4.7%
Efficiency ratio	41.3%	38.5%	36.8%	41.0%	42.4%
Avg. Free funds / interest earning assets	31.3%	32.0%	32.6%	33.2%	32.5%
Return on avg. equity	15.8%	20.8%	23.3%	21.0%	9.9%
Return on avg. assets	1.2%	1.6%	1.9%	1.7%	0.8%

Investor Relations Department	23
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

	Sep-11	Dec-11	Mar-12	Jun-12	Sep-12
Asset quality
Non-performing loans (NPLs)2	496,786	511,357	519,283	529,869	561,730
Past due loans3	223,948	237,573	255,417	284,716	301,250
Risk index4	520,566	523,687	522,728	518,331	552,138
NPLs / total loans	2.81%	2.95%	2.92%	2.88%	3.04%
PDL / total loans	1.27%	1.37%	1.44%	1.55%	1.63%
Coverage of NPLs (Loan loss allowance / NPLs)	104.79%	102.41%	100.66%	97.82%	98.29%
Coverage of PDLs (Loan loss allowance / PDLs)	232.4%	220.4%	204.7%	182.1%	183.3%
Risk index (Loan loss allowances / Loans)	2.94%	3.02%	2.94%	2.82%	2.98%
Cost of credit (prov. expense / loans)	2.04%	2.00%	1.76%	1.71%	2.58%

Network
Branches	494	499	499	499	496
ATMs	1,892	1,920	1,949	1,966	1,966
Employees	11,706	11,566	11,572	11,621	11,692

Market information (period-end)
Net income per share (Ch$)	0.40	0.54	0.63	0.56	0.27
Net income per ADR (US$)	0.31	0.42	0.51	0.44	0.23
Stock price	37.5	37.4	40.5	37.3	33.55
ADR price	28.3	29.1	33.1	29.8	28.2
Market capitalization (US$mn)	13,328	13,728	15,613	14,053	13,285
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate5	0.56%	1.28%	1.07%	0.42%	-0.16%
Central Bank monetary policy reference rate (nominal)	5.25%	5.25%	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.63%	2.61%	2.45%	2.49%	2.42%
Avg. 10 year Central Bank yield (nominal)	5.64%	5.21%	5.40%	5.58%	5.31%
Observed Exchange rate (Ch$/US$) (period-end)	515.14	521.46	489.76	509.73	470.48

1 Ratio = Loans - marketable securities / Time deposits + demand deposits

2 Capital + future interest of all loans with one installment 90 days or more overdue.

3 Total installments plus lines of credit more than 90 days overdue

4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

5 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department	24
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

CONTENT

1

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

For periods ending

		As of September 30,	As of December 31,
		2012	2011
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	1,585,078	2,793,701
Cash items in process of collection	5	599,339	276,454
Trading investments	6	207,608	409,763
Investments under repurchase agreements		152,022	12,928
Financial derivative contracts	7	1,476,209	1,612,869
Interbank loans, net	8	110,244	87,541
Loans and accounts receivable from customers, net	9	17,951,036	16,823,407
Available for sale investments	10	1,729,682	1,661,311
Held to maturity investments	10	-	-
Investments in other companies		8,636	8,728
Intangible assets	11	75,098	80,739
Property, plant, and equipment	12	150,227	153,059
Current taxes	13	1,279	37,253
Deferred taxes	13	181,789	147,754
Other assets	14	711,815	546,470
TOTAL ASSETS		24,940,062	24,651,977

LIABILITIES
Deposits and other demand liabilities	15	4,601,160	4,413,815
Cash items in process of being cleared	5	403,154	89,486
Obligations under repurchase agreements		118,845	544,381
Time deposits and other time liabilities	15	9,487,610	8,921,114
Financial derivative contracts	7	1,349,272	1,292,148
Interbank borrowings		1,476,424	1,920,092
Issued debt instruments	16	4,595,152	4,623,239
Other financial liabilities	16	189,627	176,599
Current taxes	13	8,136	1,498
Deferred taxes	13	10,615	5,315
Provisions		173,943	230,290
Other liabilities	18	434,408	398,977

TOTAL LIABILITIES		22,848,346	22,616,954

EQUITY

Attributable to Bank shareholders:		2,058,231	2,001,222
Capital		891,303	891,303
Reserves		976,561	51,539
Valuation adjustments	20	(1,828)	2,832
Retained Earnings		192,195	1,055,548
Retained earnings of prior years		-	750.989
Income for the period		274,565	435.084
Minus: Provision for mandatory dividends		(82,370)	(130,525)
Non-controlling interest	22	33,485	33,801

TOTAL EQUITY		2,091,716	2,035,023

TOTAL LIABILITIES AND EQUITY		24,940,062	24,651,977

2

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

For periods ending as of

		For the quarter ending as of September 30,		For the 9-month period ending on September 30,
		2012	2011	2012	2011
	NOTE	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	23	407,222	420,729	1,366,035	1,271,278
Interest expense	23	(168,491)	(188,672)	(606,292)	(563,124)

Net interest income		238,731	232,057	759,743	708,154

Fee and commission income	24	88,817	87,651	270,692	271,541
Fee and commission expense	24	(21,780)	(21,660)	(66,957)	(62,111)

Net fee and commission income		67,037	65,991	203,735	209,430

Net income from financial operations (net trading income)	25	(19,161)	102,133	(32,941)	153,535
Foreign exchange profit (loss), net	26	38,383	(79,132)	97,106	(75,265)
Other operating income	31	8,074	2,194	15,128	8,053

Net operating profit before loan losses		333,064	323,243	1,042,771	1,003,907

Provision for loan losses	27	(119,459)	(90,372)	(276,315)	(195,920)

NET OPERATING PROFIT		213,605	232,871	766,456	807,987

Personnel salaries and expenses	28	(75,561)	(73,884)	(223,416)	(207,380)
Administrative expenses	29	(46,053)	(41,041)	(135,252)	(122,078)
Depreciation and amortization	30	(14,051)	(13,354)	(40,321)	(39,638)
Impairment	12	-	(77)	(88)	(109)
Other operating expenses	31	(13,008)	(12,156)	(44,837)	(41,569)

Total operating expenses		(148,673)	(140,512)	(443,914)	(410,774)

OPERATING INCOME		64,932	92,359	322,542	397,213

Income from investments in other companies		143	546	1,250	1,673

Income before tax		65,075	92,905	323,792	398,886

Income tax	13	(12,276)	(16,629)	(45,384)	(62,546)

NET INCOME FOR THE PERIOD		52,799	76,276	278,408	336,340

Attributable to:
Bank shareholders (Equity holders of the Bank)		50,563	75,153	274,565	332,963
Non-controlling interest	22	2,236	1,123	3,843	3,377

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos)
Basic earnings		0,268	0,399	1,457	1,767
Diluted earnings		0,268	0,399	1,457	1,767

3

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

For the following periods:

		For the quarter ended as of September 30,		For the 9-month period ending on September 30,
		2012	2011	2012	2011
	NOTE	MCh$	MCh$	MCh$	MCh$

CONSOLIDATE INCOME FOR THE PERIOD		52,799	76,276	278,408	336,340

OTHER COMPREHENSIVE INCOME

Available for sale investments	20	(4,869)	22,561	(7,049)	21,486
Cash flow hedge	20	(2,234)	(12,051)	1,374	(14,074)

Other comprehensive income before income tax		(7,103)	10,510	(5,675)	7,412

Income tax related to other comprehensive income		1,307	(2,058)	1,070	(1,401)

Total other comprehensive income		(5,796)	8,452	(4,605)	6,011

CONSOLIDATE COMPREHENSIVE INCOME FOR THE PERIOD		47,003	84,728	273,803	342,351

Attributable to:
Bank shareholders (Equity holders of the Bank)		44,789	83,577	269,905	338,736
Non-controlling interest	22	2,214	1,151	3,898	3,615

4

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For periods ending as of September 30, 2012 and 2011 and December 31, 2011

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to Bank shareholders	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2010	891,303	53,763	(2,224)	(18,341)	11,958	1,203	560,128	477,155	(143,147)	1,831,798	31,809	1,863,607
Distribution of income from previous period	-	-	-	-	-	-	477,155	(477,155)	-	-	-	-
Equity as of January 1, 2011	891,303	53,763	(2,224)	(18,341)	11,958	1,203	1,037,283	-	(143,147)	1,831,798	31,809	1,863,607
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(286,294)	-	143,147	(143,147)	(3,122)	(146,269)
Other changes in equity	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(99,889)	(99,889)	-	(99,889)
Subtotals	-	-	-	-	-	-	(286,294)	-	43,258	(243,036)	(3,131)	(246,167)
Other comprehensive income	-	-	-	21,197	(14,074)	(1,350)	-	-	-	5,773	238	6,011
Income for the period	-	-	-	-	-	-	-	332,963	-	332,963	3,377	336,340
Subtotals	-	-	-	21,197	(14,074)	(1,350)	-	332,963	-	338,736	3,615	342,351
Equity as of September 30, 2011	891,303	53,763	(2,224)	2,856	(2,116)	(147)	750,989	332,963	(99,889)	1,927,498	32,293	1,959,791

Equity as of December 31, 2011	891,303	53,763	(2,224)	3,077	394	(639)	750,989	435,084	(130,525)	2,001,222	33,801	2,035,023
Distribution of income from previous period	-	-	-	-	-	-	435,084	(435,084)	-	-	-	-
Opening balances as of January 1,2012	891,303	53,763	(2,224)	3,077	394	(639)	1,186,073	-	(130,525)	2,001,222	33,801	2,035,023
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(261,051)	-	130,525	(130,526)	(4,211)	(134,737)
Other changes in equity	-	925,022	-	-	-	-	(925,022)	-	-	-	(3)	(3)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(82,370)	(82,370)	-	(82,370)
Subtotals	-	925,022	-	-	-	-	(1,186,073)	-	48,155	(212,896)	(4,214)	(217,110)
Other comprehensive income	-	-	-	(7,118)	1,374	1,084	-	-	-	(4,660)	55	(4,605)
Income for the period	-	-	-	-	-	-	-	274,565	-	274,565	3,843	278,408
Subtotals	-	-	-	(7,118)	1,374	1,084	-	274,565	-	269,905	3,898	273,803

Balances as of September 30, 2012	891,303	978,785	(2,224)	(4,041)	1,768	445	-	274,565	(82,370)	2,058,231	33,485	2,091,716

	Total attributable to Bank shareholders	Allocated to reserves or retained earnings	Allocated to dividends	Percentage distributed	Number of	Dividend per share
Period	MCh$	MCh$	MCh$	%	shares	(in pesos)

Year 2011 (Shareholders Meeting April 2012)	435,084	174,033	261,051	60	188,446,126,794	1,385

Year 2010 (Shareholders Meeting April 2011)	477,155	190,861	286,294	60	188,446,126,794	1,519

5

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW

For periods ending:

		As of September 30
		2012	2011
	NOTE	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		323,792	398,886
Debits (credits) to income that do not represent cash flows		(661,309)	(675,799)
Depreciation and amortization	30	40,321	39,638
Impairment of property, plant, and equipment	12	88	109
Provision for loan losses	27	298,555	211,939
Mark to market of trading investments		(10,228)	(7,848)
Income from investments in other companies		(1,250)	(1,673)
Net gain on sale of assets received in lieu of payment	31	(7,767)	(6,654)
Provisions for assets received in lieu of payment	31	3,586	2,135
Net gain on sale of investments in other companies	31	(599)	-
Net gain on sale of property, plant and equipment	31	(6,208)	(830)
Charge off of assets received in lieu of payment	31	6,250	7,118
Net interest income	23	(759,743)	(708,154)
Net fee and commission income	24	(203,735)	(209,430)
Debits (credits) to income that do not represent cash flows		7,522	18,078
Changes in assets and liabilities due to deferred taxes	13	(28,101)	(20,227)
Increase/decrease in operating assets and liabilities		(530,443)	903,088
Decrease (increase) of loans and accounts receivables from customers, net		(955,220)	(1,892,335)
Decrease (increase) of financial investments		133,784	(801,170)
Decrease (increase) due to repurchase agreements (assets)		(139,094)	158,828
Decrease (increase) of interbank loans		(22,702)	(18,222)
Decrease of assets received or awarded in lieu of payment		33,443	33,020
Increase of debits in checking accounts		65,944	44,856
Increase (decrease) of time deposits and other time liabilities		421,846	2,133,646
Increase (decrease) of obligations with domestic banks		-	-
Increase of other demand liabilities or time obligations		121,431	162,403
Increase (decrease) of obligations with foreign banks		(443,304)	441,478
Decrease of obligations with Central Bank of Chile		(364)	(397)
Increase (decrease) due to repurchase agreements (liabilities)		(425,536)	(67,682)
Increase (decrease) of other short-term liabilities		13,028	(690)
Net increase of other assets and liabilities		(345,644)	(315,359)
Issuance of letters of credit		-	-
Redemption of letters of credit		(39,587)	(42,129)
Senior bond issuances		581,088	489,133
Redemption of senior bonds and payments of interest		(446,516)	(278,094)
Interest received		1,382,224	1,277,893
Interest paid		(624,425)	(569,670)
Dividends received from investments in other companies		810	696
Fees and commissions received	24	270,692	271,541
Fees and commissions paid	24	(66,957)	(62,112)
Income tax paid	13	(45,384)	(62,546)
Net cash flows from (used in) operating activities		(867,960)	626,175

6

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW

For periods ending:

		As of September 30
		2012	2011
	NOTE	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	12	(17,474)	(13,261)
Sales of property, plant, and equipment	12	5,152	167
Purchases of investments in other companies		(61)	-
Sales of investments in other companies		401	5,705
Purchases of intangible assets	11	(19,452)	(24,118)
Net cash used in investment activities		(31,434)	(31,507)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(286,089)	(198,515)
Increase of other obligations		116	-
Issuance of subordinated bonds		-	114,978
Redemption of subordinated bonds and payments of interest		(25,155)	(27,199)
Dividends paid		(261,050)	(286,294)
From non-controlling interest financing activities		(4,211)	(3,122)
Increases of capital		-	-
Dividends and/or withdrawals paid		(4,211)	(3,122)
Net cash flows used in financing activities		(290,300)	(201,637)

D – NET DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(1,189,694)	393,031

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(9,712)	(66,149)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,980,669	1,836,441

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	1,781,263	2,163,323

	As of September 30
Reconciliation of provisions for Consolidated Interim Statements of Cash Flow	2012	2011
	MCh$	MCh$

Provisions for loan losses for cash flow	298,555	211,939
Recovery of loans previously charged off	(22,240)	(16,019)
Expenses on allowances for loan losses	276,315	195,920

7

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, addressed at #140 Bandera St., first floor, and that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, besides other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions, adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendence of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

Banco Santander España controls Banco Santander-Chile through its share in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are subsidiaries controlled by Banco Santander España. As of September 30, 2011 Banco Santander España owns or controls directly and indirectly 99.5% of the Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This grants Banco Santander España control over 67.18% of the Bank’s shares.

a) Basis of preparation

These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), a regulatory agency. Article 15 of the General Banking Law states that, in accordance with the laws, banks must abide by the accounting criteria issued by the Superintendency and that, in any situation not provided for therein—if it is not contrary to its instructions—must abide by the generally accepted accounting principles, which correspond with the technical standards issued by the Colegio de Contadores de Chile AG (Association of Chilean Accountants), which coincide with the International Financial Reporting Standards(IFRS) adopted by the International Accounting Standard Board (IASB). In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standard), the latter will prevail. In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standard), the latter will prevail. The notes to these Consolidated Interim Financial Statements include additional information to the one presented on the Consolidated Interim Statements of Financial Position, on the Consolidated Interim Statements of Income, the Consolidated Interim Statements of Comprehensive Income, the Consolidated Interim Statements of Changes in Equity and the Consolidated Interim Statements of Cash Flows. The notes provide narrative descriptions of those statements in a clear, relevant, reliable and comparable manner. The notes provide narrative descriptions of those statements in a clear, relevant, reliable and comparable manner.

b) Basis of preparation for the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements include the preparation of separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of September 30, 2012 and 2011 and December 31, 2011, and they include the adjustments and reclassifications needed to make the accounting policies and valuation criteria applied by Bank to abide by the Compendium of Accounting Regulations issued by the SBIF.

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders. Control is the power to govern the financial and operating policies of an entity, so as to benefit from its activities

8

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Financial Statements of subsidiaries are consolidated together with those of the Bank. Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Interim Statement of Income. Their shares in the year’s income are presented under “Non-controlling interests” in the Consolidated Interim Statement of Income.

The following companies are considered “Subsidiaries” in which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

Subsidiaries	Percentage share
	As of September 30,			As of December 31,			As of September 30,
	2012			2011			2011
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Special Purpose Entities

According to IFRS, the Bank must continuously analyze its perimeter of consolidation. The key criterion for such analysis is the degree of control held by the Bank over a given entity, not the percentage of holding in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standard Interpretations Committee 12 “Consolidation – Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its scope of consolidation. The following are the main criteria for SPEs that should be included in the scope of consolidation:

-	The SPEs’ activities have essentially been conducted on behalf of the company that presents the Consolidated Financial Statements and in response to its specific business needs.
-	The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.
-	The entity essentially retains most of the risks inherent to the ownership or residuals of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and profits retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account. As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which therefore are included within the scope of consolidation:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).
-	Multinegocios S.A. (management of sales force).
-	Servicios Administrativos y Financieros Limitada (management of sales force).
-	Fiscalex Limitada (collection services).
-	Multiservicios de Negocios Limitada (call center).
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Associates

Associated entities are those entities over which the Bank exercises significant influence but not control or joint control; usually because it holds 20% or more of the entity’s voting power. Investments in associated entities are accounted for using the “equity method.”

9

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

Associates	Percentage share
	As of September 30,	As of December 31,	As of September 30,
	2012	2011	2011
	%	%	%
Redbanc S.A.	33.43	33.43	33.43
Transbank S.A.	25.00	32.71	32.71
Centro de Compensación Automatizado	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	14.44	12.65	12.65
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00
Sociedad Nexus S.A.	12.90	12.90	12.90

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A. the Bank has a representative on the Board of Directors. According to this, the Bank has concluded that it exerts significant influence over these entities.

Share or rights in other companies

Entities in which the Bank has no control or significant influence are presented in this category. These holdings are shown at purchase value (historical cost).

c)	Non-controlling interest

Non-controlling interest represents the portion of gains and losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Interim Statement of Income, and separately from shareholders equity in the Consolidated Interim Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in Non-controlling interest, since the Bank only has control but not actual ownership thereof.

d)	Operating segments

i.	has been identified;
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	nature of the products and services;
ii.	nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

10

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the financial statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

i.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);

ii. Its operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and

iii. Discrete financial information is available for it.

e)	Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month. The rate used was Ch$474.70 per US$1 as of September 30, 2012 (Ch$519.65 for Banks and Ch$515.14 informed by the Chilean Central Bank for subsidiaries as of September, 2011). The Subsidiaries record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to Ch$520.35 per US$1 for Banks and Ch$521.46 informed by the Chilean Central Bank for subsidiaries), as of December 31, 2011.

The amounts of net foreign exchange profits and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity. An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

11

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), which initial investment is very small compared to other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-	Portfolio of trading investments (at fair value through profit and loss): This category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-	Available for sale investment portfolio: Debt instruments not classified as a) “held-to-maturity investments,” b) “Credit investments” (loans and accounts receivable from customers or interbank loans) or c) “Financial assets at fair value through profit or loss.” Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit to Other Comprehensive Income under the heading “Valuation Adjustments” within equity. When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in Other Comprehensive Income are transferred to the Consolidated Interim Statement of Income under “Net income from financial operations.”

-	Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, minus any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-	Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. It includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessor.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the Consolidated Interim financial statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the related account as indicated above.

-	Cash items in process of collection: This item includes the values of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-	Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 7 to the Consolidated Interim Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.
12

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-	Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-	Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-	Investment instruments: These are classified into two categories; held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

-	Financial liabilities held for trading (at fair value through profit or loss): financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-	Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the Consolidated Interim financial statements:

Deposits and other demand liabilities this item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements. Pursuant to the current regulations, the Bank does not record instruments acquired under repurchase agreements as its own portfolio.

-	Time deposits and other demand liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

13

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-	Debt instruments issued: This encompasses three items; Obligations under letters of credit, Subordinated bonds and senior bonds placed in the local and foreign market.

-	Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss include transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued and, particularly, the various classes of risk associated with it.

All derivatives are recorded in the Consolidated Interim Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value of the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the income statement) of the difference between the initial cost and the maturity amount. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

14

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2012 and 2011 and as of December 31, 2011 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the abovementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, and the quoted market price of shares, volatility and prepayments, among other things. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Interim Statement of Income, distinguishing between those arising from the accrual of interests, which are recorded under Interest income or Interest expense, as appropriate, and those arising from other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation and foreign exchange, are included in the Consolidated Interim Statement of Income under “Net income from financial operations.”

15

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Adjustments due to changes in fair value from

-	“Available-for-sale financial instruments” are recorded in Other Comprehensive Income and accumulated under the heading “Valuation adjustments” within Equity.

-	When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously accumulated as “Valuation Adjustment” is reclassified to the Consolidated Interim Statement of Income.

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i) to sell to customers who request these instruments in the management of their market and credit risks,

ii) to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and

iii) to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	In fair value hedges, profits or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Interim Statement of Income.

b.	In fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses that arise in measuring the hedging instruments are recorded directly in the Consolidated Interim Statement of Income, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recorded in the Consolidated Interim Statement of Income with an offset to “Net income from financial operations”.

c.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded temporarily in Other Comprehensive Income under the heading “Cash flow hedge” within Equity component “Valuation adjustments”, until the forecasted transaction occurs, thereafter being recorded in the Consolidated Interim Statement of Income, unless the forecasted transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under “Income from financial operations”.

16

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When the “Fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk is amortized to gain or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Interim Statement of Income.

i.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

ii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if the subsidiaries currently have a legally enforceable right to offset the recorded amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

iii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Interim Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

1.	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
2.	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

1.	The asset is removed from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.
2.	It continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Interim Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized in the Consolidated Interim Statements of Financial Position when the obligations specified in the contract are discharged, cancelled or expire.

17

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have actually been received.

As interest and adjustments are generally referred to as “suspended” and are recorded in memorandum accounts which are part of the Consolidated Statements of Financial Position and are reported as part of the complementary information thereto (Note 28). This interest is recognized as income, when collected, as a reversal of the related impairment losses.

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities measured at fair value with changes in results are acknowledged when paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the Consolidated Interim Statements of Income over the term of the loan. Regarding loan origination fees, the Bank immediately records direct costs related to loan origination within the Consolidated Interim Statement of Income.

j) Impairment

i. Financial assets:

A financial asset, other than that a fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

18

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

An impairment loss relating to a financial asset available for sale is calculated based on a significant extended decline in its fair value.

Significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss as a reclassification adjustment.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income. In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection to other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

The acquisition cost of awarded assets is equivalent to the net amount of the financial assets surrendered in exchange for its award.

The Bank and its subsidiaries elected to measure certain items of property, plant and equipment at the date of transition to IFRS both at their fair value and at their previous GAAP revalued amount and use that fair value and that previous GAAP revalued amount as their deemed cost at that date in accordance with paragraphs D5 and D6 of IFRS 1. Accordingly, the price-level restatement applied until December 31, 2007 was not reversed.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

19

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computer systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties and it is therefore included under “Loans and accounts receivable from customers” in the Consolidated Interim Statements of Financial Position.

20

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the in the Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Interim Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Interim Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignor, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

21

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
ii.	Operational activities: Normal activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition, sale, or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Allowances for loan losses

The Bank records allowances for loan losses in accordance with its internal models. These internal models for rating and evaluating credit risk were approved by the Bank’s Board of Directors

The Bank has developed models to determine allowances for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The models used to determine credit risk provisions are described below:

I.	Allowances for individual evaluations of commercial loans

An individual assessment of debtors is necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail

For the purposes of establishing its Provisions, the Banks assigns each debtor and his contingent loans and credits a risk category, after assigning them to one of the portfolio categories: Normal, Substandard and Default. The risk factors used are: industry or sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Compliance Portfolio, which corresponds to debtors with a payment capacity that allows them to comply with their obligations and commitments and this is not likely to change, based on the current economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio: includes debtors with financial difficulties or a significant worsening of their payment capacity and about which are reasonable doubts about the total refund of the capital and interest within the agreed terms, showing low comfort in fulfilling their short-term financial obligations. Debtors who in the last period have slow their payments in more than 90 days. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Default Portfolio: includes debtors and their credits from which payment is considered remote since they show a deteriorated or null payment capacity. Debtors with manifest signs of a possible break, those who required a forced debt restructuring, and any debtor who has been in default for over 90 days in his payment of interest or capital, are included in this portfolio. The classifications assigned to this portfolio are categories from C1 to C6.

22

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Normal and Substandard Compliance Portfolio

As part of individual debtor analysis, the Bank classifies debtors in the following categories, assigning them a percentage for probability of default and loss given default, which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of default (%)	Loss given Default (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

To establish the amount of the provisions, the Bank first determines the provisionable exposure, which includes the accounting value of the loans and accounts receivable from the client plus contingent loans, minus income that can be recovered through executing the guarantees. This exposure is applied the respective loss percentages.

The formula established for this calculation is as follows:

Provisiondebtor = (PE –GE)x(PDdebtor/100)x(LGDdebtor/100) + GE x(PDguarantee/100)x(LGDguarantee/100)

In which:

PE = Provisionable exposure

GE = Guaranteed exposure

PE = (Loans + Contingent Loans) – Financial or real guarantees

Notwithstanding the latter, the Bank keeps a minimum provision percentage of 0.5% over allocations and contingent credits of the normal portfolio, which is accounted for as “minimum provision adjustment” within the item Provisions by Liability Contingencies.

Default Portfolio

To constitute allowances over the Default Portfolio, first an expected loss rate is created, deducting the amounts that are possible to recover by executing guarantees and the present value of recoveries received through collection actions, net of associated expenses.

Once the expected loss range is established, the respective allowance percentage is applied over the exposure amount constituted by loans plus contingent credits by the same debtor.

23

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The allowance percentage applied over exposure is as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	More than 3% and up to 20%	10%
C3	More than 20% and up to 30%	25%
C4	More than 30% and up to 50%	40%
C5	More than 50% and up to 80%	65%
C6	More than 80%	90%

The formula established for this calculation is as follows:

Expected Loss Rate = (E-R)/E

Allowance = Ex (AP/100)

In which:

E = Exposure amount

R = Receivable amount

AP = Allowance percentage

II.	Loan loss allowances for Group evaluations

The Bank uses group evaluations to evaluate operations with similar credit risk characteristics that are indicative of the debtor’s payment capacity to pay in full the contracted loan amount. Additionally, group evaluations allow the bank to simultaneously evaluate a large number of small operations for individuals or small companies. Therefore, debtors and loans with similar characteristics are grouped together and assigned a risk level.

The Bank uses a methodology to determine credit risk levels based on historical performance and client profiles to determine the loan loss allowance for the loans considered for Group evaluations. This includes commercial loans of debtors not analyzed on an individual basis, residential mortgage loans and consumer loans (including installment, credit card and line of credit loan for individuals). This methodology allows us to estimate the amount of loan loss allowances required to cover twelve months of losses since the date of the financial statements.

The client base is segmented by profiles based on internal and external information such as payment behavior, client segment and success in recovery to differentiate each group of clients in the most effective way and, in the process, set aside the necessary provisions to cover the risk of the portfolio.

The method of constructing a client profile group is based on a statistical model built on a regression among various variables such as delinquency, external behavior and other socio-demographic variables and a response variable, which in this case is non-performance over 90 days. Subsequently, group profiles are created which are differentiated by default rates and applying historical incurred loss levels that the Bank has experienced with a group of loans.

Once the client base has been separated into profiles, the loan loss allowance is calculated as a product of three factors: exposure (EXP), Probability of Non-Performing (PNP) and Severity (SEV). Additionally, the model contemplates the adjustment of parameters and other factors in line with the effectiveness of the provisions determined by the model, the characteristics of the client and the collateral associated to the loan. The exposure includes to the book value of the loans including contingent operations minus amounts that can be recovered through the foreclosure of collateral.

24

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

III.	Additional provisions

According to the SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macroeconomical environment or the situation of a specific economical sector.

According to no. 10 of Chapter B-1 from the SBIF Compendium of Accounting Regulations, these provisions will be informed in liabilities, like provisions for contingent loans.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of allocations, even if this does not happen, the respective balances will be charged off according to Title II of Chapter B-2 of the SBIF Compendium of Accounting Regulations.

Charge-offs refers to derecognition in the Consolidated Interim Statements of Financial Position of assets corresponding to a loan. This includes a portion of a loan that might not be past due in the case of a loan paid in installments or in a leasing operation (no partial charges offs).

Charge-offs are always recorded with a charge to credit risk allowances. Any payments received on the charged-off accounts will be recorded on the Consolidated Statements of Income as recovery of loans charged-off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the past due deadlines presented below.

Type of loan	Term

Consumer loans with or without real guarantees	6 months
Other transactions without real guarantees	24 months
Business credits with real guarantees	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

25

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Any renegotiation of an already charged-off loan will not create income -as long as the operation is still deteriorated- and the effective payments received must be treated as recovery from loans previously charged off.

The renegotiated credit could only be re-entered to assets if it stops being deteriorated, also acknowledging the activation income as recovery from Loans previously charged off .

V.	Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and accounts receivable from customers, are recorded in the Consolidated Interim Statement of Income as a reduction of provision for loan losses.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Interim Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and

ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be readily measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or nonoccurrence if one or more uncertain future events that are not wholly under control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, and standby letters of credit. In addition, guarantees of payment from buyers in factored receivables. It also includes payment guarantees from factoring transactions.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees issued.

vi.	Unrestricted lines of credit: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.	Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.
26

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recorded when such liabilities cease to exist or decrease.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses.
-	Provision for mandatory dividends
-	Allowance for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties, in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal valuation models and other valuation techniques.

The Bank has established allowances to cover incurred losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Interim Statement of Income. Loans are charged-off when the Management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 7, 8, 9, and 30)
-	The useful lives of tangible and intangible assets (Notes 11, 12, and 30)
-	The fair value of assets and liabilities (Notes 6, 7, 10, and 33)
-	Commitments and contingencies (Note 19)
-	Current and deferred taxes (Note 13)

27

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying value or fair value minus cost of sale. From that moment on, the assets (or divestiture group) are measured at the minimum value between the book value and the fair value minus sale cost.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets, and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of September 30, 2012 and 2011 and December 31, 2011 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are reorganized, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently measured at the lower of initially recorded value or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) less cost of sale.

At least once a year, the Bank carries out the necessary analysis to update these assets' cost to sale. According to the Bank’s survey, as of September 30, 2012 and December 31, 2011 the average cost to sale (the cost of maintaining and selling the asset) was estimated at 5.2% of the appraised value. As of September 30, 2011 the average cost to sale used was at 5.5%.

In general, it is estimated that these assets will be divested within one year since their awarding date. To comply with article 84 of the General Banking Law, those assets which are not sold during that period, will be charge-off in a single payment.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of September 30, 2012 and 2011 and December 31, 2011 the Bank did not have instruments that generated diluting effects over equity.

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Interim Statements of Financial Position as financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statements of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Interim Statement of Income.

28

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

x)	Provision for mandatory dividends

As of September 2011 and 2010, and December 31, 2011 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – Provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity.

Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective bargaining and other agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and other beneficiary right holders, for retirement, permanent disability or death, outstanding salaries or compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Santander Chile Group are:

a.	Aimed at the Group’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will take on insurance (pension fund) on the employee’s behalf, for which it will regularly the respective premium (contribution).
d.	The Bank will be directly responsible for granting benefits.

The Bank recognizes under line item “Provisions” in the Consolidated Interim Statements of Financial Position (or in assets under “Other assets,” depending on the funded status of the plan) the present value of its post-employment defined benefit obligations, net of the fair value of the plan assets and of the net recognized cumulative actuarial gains or losses, disclosed in the valuation of these obligations, which are deferred using “corridor approach”, net of the past service cost, which is deferred in time as explained below.

“Plan assets” are defined as those which will be used to settle the obligations and which meet the following requirements:

-	They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.
-	They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan or the entity in relation to the benefits due to current or former employees or to reimburse employee benefits previously paid by the Bank.

“Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. For the plans, the Bank applies the “corridor approach” criterion, whereby it recognizes in the Consolidated Statement of Income, the amount resulting from dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recognized at the beginning of each period and exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the period.

“Past service cost”—which arise from which arise from changes made to existing post-employment benefits or from the introduction of new benefits — is recognized in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the Consolidated Interim Statement of Income as follows:

-	Current service cost, defined as the increase in the present value of the obligations arising as a consequence of the services provided by the employees during the period under the “Personnel salaries and expenses” item.
-	Interest cost, defined as the increase in the present value of the obligations as a consequence of the passage of time which occurs during the period. When the obligations are shown in liabilities in the Consolidated Interim Statements of Financial Position net of the plan assets, the cost of the liabilities which are recorded in the Consolidated Interim Statement of Income reflects exclusively the obligations recorded in liabilities.
-	The expected return on the plan’s assets and the gains and losses in their value, less any cost arising from their management and the taxes to which they are subject.
-	The actuarial gains and losses calculated using the corridor approach and unrecognized past service cost the cost are recorded under “Personnel salaries and expenses” in the Consolidated Interim Statement of Income.

29

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

ii.	Severance Provision:

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Interim Statement of Income under the “Personnel wages and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z)	New accounting pronouncements

i.	Incorporation of new accounting regulations and instructions issued by the SBIF as well as by the IASB:

As of the date in which these Consolidated Interim Financial Statements were issued, the following accounting pronouncements have been issued by both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1)	Accounting Regulations Issued by the SBIF

As of September 30, 2012 there are no new Accounting Regulations.

2)	Accounting Regulations Issued by the International Accounting Standards Board

Annual Improvements to Financial Information – On May 17, 2012 the IASB issued “Annual Improvements to IFRS: 2009-2011 Cycle”, incorporating amendments to 5 standards. The amendments are effective for annual periods beginning on or after 1 January 2013, although entities are permitted to apply them earlier. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendments to IFRS 10, IFRS 11 and IFRS 12 - On June 28, 2012 the IASB issued “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance”. These amendments provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. The amendments are effective for annual periods beginning on or after 1 January 2013, although entities are permitted to apply them earlier. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendment to IAS 12, Income Taxes – On December 20, 2010 the IASB published Deferred Taxes: Recovery of Underlying Assets – Modifications to IAS 12. The modifications establish an exemption to the IAS 12 general principle that the measurement of assets and liabilities by deferred taxes should reflect the tax consequences that would continue the way the entity expects to recover the book value of an asset. The exemption applies specifically to assets and liabilities by deferred taxes originating from investment properties measured using the fair value model from IAS 40 and investment properties acquired in a business combination, if this is afterwards measured using the IAS 40 fair value model. The modification incorporates the assumption that the current value of the investment property will be recovered when sold, except when the property is depreciable and kept within a business model that aims at consuming substantially all economic benefits through time rather than through sale. These modifications should be back applied demanding a back re issuance of all assets and liabilities by deferred taxes within the reach of this modification, including those initially recorded in a business combination. These modifications will be mandatorily applied for yearly periods beginning on or after January 1, 2012. In-advance enforcement is allowed. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IFRS 1, First Time Adoption of IFRS – On December 20, 2010 the IASB published certain modifications to IFRS 1, specifically:

(i) Elimination of Set Dates for First Time Adopters - These modifications help first time adopters of IFRS by replacing the back application date of the un-record of financial assets and liabilities of ‘January 1, 2004’ with the ‘transition date to IFRS’. In this way, first time IFRS adopters do not have to apply the un-record requirements of IAS 39 retrospectively to a previous date and it frees adopters from recalculating profit and losses of ‘day 1’ over transactions that took place before the transition date to IFRS.

30

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

(ii) Severe Hyperinflation – These modifications provide guidelines for entities coming from a sever hyperinflation, allowing them at the date of transaction of entities, to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition date to IFRS and use that fair value as the attributed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to sever hyperinflation and the circumstances that led to end those conditions.

These modifications were mandatory for annual periods beginning on or after July 1, 2011, with early adoption allowed. These amendments did not have a material impact on our consolidated interim financial statements.

Amendment to IFRS 7, Financial Instruments: Disclosures – On October 7, 2010 the IASB issued Disclosures - Transfer of Financial Assets (Modifications to IFRS 7 Financial Instruments - Disclosures) which increases the disclosure requirements for transactions involving the transfer of financial assets. These modifications aim at providing a bigger transparency over risk exposure of transactions where a financial asset is transferred but the transferring party retains some level of continuous exposure (referred to as ‘continuous involvement’) in the asset. Modifications also require to disclosure when the transfers of financial assets have not been evenly distributed during the period (i.e., when transfers take place close to the report period). The modifications are effective for yearly periods beginning on or after July 1, 2011.

Early adoption is permitted. Disclosures are not required for any of the periods presented starting before the initial application date of the modifications. These amendments did not have a material impact on our consolidated financial statements.

ii.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of September 30, 2012.

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations that were not mandatory as of September 30, 2012. Though in some cases the IASB has allowed for their in advance adoption, the Bank has not done so up to said date.

1)	Accounting and Other Regulations Issued by the SBIF

Circular Letter No. 3,532 – On June 28, 2012 the SBIF issued a letter granting Banks the future possibility of establishing the most appropriate collection methods to the respective segments in which on demand and savings accounts are offered. These methods will include collection according to a number of transactions, establishing the annual limit for totaling collections and transactions in what is left of the annual period after reaching the limit, they will be free of payment. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

Circular Letter No. 3,530 – On June 21, 2012 the SBIF issued the letter together with the Chilean Securities and Insurance Supervisor (General Regulation No. 330) which controls the individual and collective hiring of insurances associated to mortgage loans, the minimum conditions to be included in the bidding procedure and the minimum information that credit entities, insurance brokers and insurance companies must provide to the debtors regarding cover and functioning. These regulations are effective starting on July 1, 2012 for hiring, renovation, etc. The Bank is assessing the potential impact these regulations will have on the Bank’s financial statements.

2)	Accounting Regulations Issued by the International Accounting Standards Board

Amendments to IFRS 10, IFRS 11 and IFRS 12 - On June 28, 2012 the IASB issued “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance”. These amendments provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12 , limiting the requirement to provide adjusted comparative information to only the preceding comparative period. The amendments are effective for annual periods beginning on or after 1 January 2013, although entities are permitted to apply them earlier. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Annual Improvements to Financial Information – On May 17, 2012 the IASB issued “Annual Improvements to IFRS: 2009-2011 Cycle”, incorporating amendments to 5 standards. The amendments are effective for annual periods beginning on or after 1 January 2013, although entities are permitted to apply them earlier. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

31

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

IFRS 7, Financial Instruments: Information to Disclosure – On December 16, 2011, the IASB issued an amendment to IFRS 7 Financial Instruments: Offsetting of Financial Assets and Financial Liabilities, the new disclosure will require disclosing gross amounts subject to rights of set-off and the related net credit exposure. This information will help investors understand the extent to which an entity has set off in its balance sheet and the effects of rights of set-0ff on the entity’s right and obligation. The disclosure are effective for annual periods beginning on or after January 1, 2013, retrospective application will be required to maximize comparability between periods. The information to be provided due to these modifications will be backdated.

The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IAS 32, Financial Instruments: Presentation – On December 16, 2011 together with the amendment to IFRS 7, IASB issued an amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities , which clarifies aspects related to the diversity of applications offsetting requirements, the main affected areas are: clarification of the meaning of “has a legally enforceable right to set off the recognized amounts”, clarification of the criterion “to realize the asset and settle the liability simultaneously”, offsetting collateral amounts and unit of account when applying offsetting requirements. The effective date is for the annual period beginning on or after January 1, 2014, with early adoption permitted. The information to be provided due to these modifications will be backdated. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IAS 1, Presentation of Financial Statements - On June 16, 2011 the presentation of Other Comprehensive Income is amended in two important aspects: 1) profit or loss and OCI must be presented together, i.e. either as a single statement of comprehensive income, or separate income statement and a statement of comprehensive income. If an entity decides to present a statement separated for other Comprehensive Income, this statement should immediately precede OCI, 2) Group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently. The effective date is for the annual period beginning on or after January 1, 2012, with early adoption permitted. Management believes these amendments will have no significant impact over the Bank’s Consolidated Financial Statements.

IAS 19, Employee Benefits - On June 16, 2011, the following modifications were incorporated:

Recognition – the elimination of the option to defer the recognition of gains and losses resulting from defined benefit plans (corridor approach)

Presentation – the elimination of options for the presentation of gains and losses relating to those plans

Disclosure – the improvement of disclosure requirements that will better show the characteristics of defined plans and the risks arising from those plans.

The effective date is for the annual period beginning on or after January 1, 2013, with early adoption permitted. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IFRS 10, Consolidated Interim Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities. The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of power includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. IFRS 10 provides a detailed guide on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of IFRS 10 is January 01, 2013 with earlier application permitted under certain circumstances. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements

IFRS 11, Joint Agreements - On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 classifies all joint arrangements as joint operations (combining the current concepts on jointly controlled assets and operations) or joint ventures (equivalent to current concept of jointly controlled entity). A joint operation is a joint agreement in which the parts which have control have rights over assets and obligations towards liabilities. A joint venture is a joint agreement in which the parties which have joint control have rights over the agreement's net assets. IFRS 11 needs to use the Equity Method to enter the participation in a joint business; therefore, it eliminates the proportion in the consolidation. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements

IFRS 12, Disclosure of Interests in Other Entities - On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and significant effort may be required to accumulate the necessary information. The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

32

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

IFRS 13, Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the Standard is adopted. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IAS 27 Separate Financial Statements (revised in 2011) - On May 12, IAS 27 Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the guidance for separate financial statements. Effective date is January 01, 2013 though its early adoption is permitted as the new regulations are adopted. Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013, but would not lead to any changes as the Bank presents consolidated financial statements.

IAS 28, Investments in Associates and Join Ventures (revised in 2011) – On May 12, 2011, IAS 28 Investment in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. Effective date is January 01, 2013 though its early adoption is permitted as the new regulations are adopted. Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013.

Amendments to IFRS 9 – Financial Instruments – On October 28, 2010 the IFRS published a revised version of IFRS 9, Financial Instruments. The revised Standard keeps the requirements for classification and measurement of financial assets published on November 2009 but it adds guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on un-record of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not been finished yet.

The guidelines included in IFRS 9 about the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured whether by amortized cost or fair value with change in income. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities held for trade will continue to be measured at fair value with changes in profit and loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using currently existing criteria in IAS 39.

Notwithstanding the latter, there are two differences with regards to IAS 39:

The presentation of effects from changes in fair value attributable to a liability’s credit risk; and

The elimination of the cost exemption for liability derivatives to be settled by giving non traded equity instruments.

The Bank management, according to SBIF, will not apply this regulation in advance; furthermore, this regulation will not be applied as long as the SBIF does not set it as mandatory use standard for all balances.

IFRS 9, Financial Instruments – On November 12, 2009 the IASB issued IFRS 9, Financial Instruments. This regulation incorporates new requirements for the classification and measurement of financial assets and it is effective for yearly periods beginning on or after January 2015, allowing its early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in their entirely on the basis of the entity’s business model for the management of financial assets and the features of the financial assets agreement cash flows. Financial assets are measured whether by amortized cost or fair value. Only financial assets classified as measured to amortized cost will be tested for Impairment. The Bank management, according to SBIF, will not apply this regulation in advance; furthermore, this regulation will not be applied as long as the SBIF does not set it as mandatory use standard for all balances

NOTE 2 – ACCOUNTING CHANGES:

As of September 30, 2012, there have not been accounting changes that significantly affect the presentation of these statements.

33

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 3 - SIGNIFICANT EVENTS

As of September 30, 2011, the following significant events have occurred and had an impact on the Bank’s operations or the Consolidated Interim Interim Financial Statements:

a)	The Board

A Shareholders’ Meeting of Banco Santander Chile was held on April 24, 2012, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, and Raimundo Monge Zegers (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting. In Extraordinary Board Session No. 103 held on May 24, 2012, Mr. Juan Manuel Hoyos Martínez de Irujo resigned from his position as Alternate Director.

In  the Extraordinary Board Session No. 436 held on August 28, 2012, Mr. Juan Pedro Santa María Pérez resigned from his position as Alternate Director.

Use of income and Distribution of Dividends

According to the information presented in the aforementioned meeting, 2011 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted Ch$ 435,084 million. The Board approved to distribute 60% of such net income which divided by the amount of shares issued corresponds to a Ch$ $1,385 dividend per share, which was payable starting on April 25, 2012. In addition, the Board approved that 40% of the remaining profit be destined to increase the Bank’s reserves.

b)	Issuance of Bonds during 2012

In 2012 the Bank issued bonds denominated in USD 1,085,990,000; UF 4,000,000; and CLP 25,000,000,000. The placement detail in 2012 is included in Note 16.

b.1) 2012 Senior Bonds

Series	Amount		Term	Interest Rate	Issue date	Maturity date
DN Senior bonds	USD	250,000,000	2 years	Libor (3 months) + 200 bp	14-02-2012	14-02-2014
Zero-coupon bond	USD	85,990,000	1 year	Libor (3 months) + 100 bp	29-08-2012	29-08-2013
USD Bond	USD	750,000,000	10 years	3.875 % annual simple	12-09-2012	20-09-2022
Total	USD	1,085,990,000
E6	UF	4,000,000	10 years	3.5 % per annum simple	01-04-2012	01-04-2022
Total	UF	4,000,000
E7	CLP	25,000,000,000	5 years	6.75% per annum simple	30-07-2012	30-07-2017
Total	CLP	25,000,000,000

b.2) 2012 Subordinated bonds

In 2012, the Bank has not issued any subordinated bonds.

34

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 3 - SIGNIFICANT EVENTS, continued:

c) Building sale

In the first quarter of 2012, the Bank sold eleven offices. This transaction is detailed on Note 31.

d) Purchase of Shares

In August 2012, Banco Santander Chile bought 144 shares from Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A through Banco Scotiabank Chile, increasing its share from 12.65% to 14.44%. The purchase value was MCh$ 61 million.

e) Sale of Shares

In July 2012, Banco Santander Chile sold 3,628,154 shares from the Sociedad de apoyo Transbank S.A, decreasing its share from 32.71% to 25%. The sale value was Ch$ 1,000 million.

f) Sales of loans previously charged off

In 2012, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.” As of September 30 the following portfolio sales have been carried out:

	Nominal portfolio sale		Nominal
Date of	Commercial	Consumer	portfolio sale	Selling price
agreement	MCh$	MCh$	MCh$	MCh$
01-24-2012	603	12,527	13,130	853
02-21-2012	411	12,946	13,357	868
03-20-2012	412	13,226	13,638	886
Total	1,426	38,699	40,125	2,607

e)	Sales of Current Mortgage Loans

In 2012, Banco Santander Chile signed assignment agreements of mortgage loans with “Metlife Chile Seguros de Vida S.A.” As of September 30 the following portfolio sales have been carried out:

Date of	Book sale	Selling price
contract	MCh$	MCh$

01-19-2012	9,032	9,349
02-02-2012	7,849	8,250
08-13-2012	927	988
Total	17,808	18,587

35

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS

The Bank manages and measures the performance of its operations by business segment. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s segment internal information system which has been adopted by the Bank. However, the valuation and classification of assets, liabilities, and income for each segment considers the accounting criteria established on Note 01.d) of the Consolidated Financial Statements.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank has the following business segments:

Individuals

a.	Santander Banefe

Serves individuals with monthly incomes from Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b.	Commercial banking

Serves individuals with monthly incomes over Ch$400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, commercial loans, foreign trade, checking accounts, insurance and stock brokerage.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales below Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government agencies, and municipal and regional governments. This segment provides a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Companies

This segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a.	Companies

Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Real estate
This segment also includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c. Large Corporations

Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

36

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate
Foreign multinational corporations or Chilean corporations with sales over Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Treasury
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area also handles intermediation of positions and manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global foreign exchange structural position management functions, involving the parent company’s structural interest risk and liquidity risk. The latter, through issuances and utilizations. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the highest decision making authority bases his assessment on the segment's interest income, fee and commission income, and expenses.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of September 30, 2012. Regarding the information corresponding to the previous year (2011) this has been prepared with the valid criteria at the time of reporting these financial statements to achieve the dully comparability of figures.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of September 30, 2012 and 2011 in addition to the corresponding balances of loans and accounts receivable from customers as of September 30, 2012 and 2011, and December 31, 2011.

37

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ended as of September 30, 2012
	Net interest income	Net fee and commission income	ROF (1)	Allowances	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	157,237	41,609	1,311	(90,779)	(88,837)	20,541
Santander Banefe	30,426	8,200	39	(17,404)	(17,218)	4,043
Commercial Banking	126,811	33,409	1,272	(73,375)	(71,619)	16,498
Small and mid-sized companies (PYMEs)	59,849	10,064	908	(21,599)	(18,346)	30,876
Institutional	7,028	646	141	146	(3,132)	4,829

Companies	36,978	6,442	2,702	(10,501)	(12,883)	22,738
Companies	17,695	3,471	1,173	(8,771)	(6,511)	7,057
Large Corporations	13,908	2,200	1,476	(1,512)	(4,947)	11,125
Real estate	5,375	771	53	(218)	(1,425)	4,556
Commercial Banking	261,092	58,761	5,062	(122,733)	(123,198)	78,984

Global Banking and Markets	12,748	3,787	14,480	2,458	(8,528)	24,945
Corporate	15,557	4,500	81	2,458	(3,796)	18,800
Treasury	(2,809)	(713)	14,399	-	(4,732)	6,145
Other	(35,109)	4,489	(320)	816	(3,939)	(34,063)

Total	238,731	67,037	19,222	(119,459)	(135,665)	69,866

Other operating income						8,074
Other operating expenses						(13,008)
Income from investments in other companies						143
Income tax						(12,276)
Consolidated income for the period						52,799

(1) Corresponds to the sum of the net income from financial operations and the foreign exchange profit.

(2) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

38

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ended as of September 30, 2011
	Net interest income	Net fee and commission income	ROF (1)	Provisions	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	128,536	43,639	1,258	(67,802)	(82,894)	22,737
Santander Banefe	31,084	10,512	9	(21,663)	(19,225)	717
Commercial Banking	97,452	33,127	1,249	(46,139)	(63,669)	22,020
Small and mid-sized companies (PYMEs)	81,974	9,314	2,446	(14,824)	(19,228)	59,682
Institutional	8,849	323	244	(186)	(2,841)	6,389

Companies	22,636	6,040	3,582	(8,118)	(9,994)	14,146
Companies	10,390	3,214	1,795	(4,147)	(5,358)	5,894
Large Corporations	12,054	2,105	1,619	726	(3,477)	13,027
Real estate	192	721	168	(4,697)	(1,159)	(4,775)
Commercial Banking	241,995	59,316	7,530	(90,930)	(114,957)	102,954

Global Banking and Markets	17,908	4,013	22,111	45	(9,318)	34,759
Corporate	23,742	5,551	935	48	(3,609)	26,667
Treasury	(5,834)	(1,538)	21,176	(3)	(5,709)	8,092
Other	(27,846)	2,662	(6,640)	513	(4,081)	(35,392)

Total	232,057	65,991	23,001	(90,372)	(128,356)	102,321

Other operating income						2,194
Other operating expenses						(12,156)
Income from investments in other companies						546
Income tax						(16,629)
Consolidated income for the period						76,276

(1) Corresponds to the sum of the net income from financial operations and the Foreign exchange profit.

(2) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

39

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

		For the 9-month period ended on September 30, 2012
	Loans and accounts receivables from customers, net (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,613,857	466,692	132,244	4,571	(208,729)	(258,380)	136,398
Santander Banefe	802,975	93,482	26,071	77	(57,330)	(51,121)	11,179
Commercial banking	8,810,882	373,210	106,173	4,494	(151,399)	(207,259)	125,219
Small and mid-sized companies (PYMEs)	2,745,928	172,954	29,757	3,784	(51,700)	(55,936)	98,859
Institutional	355,119	22,221	1,859	499	(544)	(9,456)	14,579

Companies	3,918,324	111,451	19,620	8,531	(17,851)	(36,169)	85,582
Companies	1,604,211	53,187	10,422	3,940	(17,022)	(18,476)	32,051
Large Corporations	1,591,882	42,439	6,697	4,301	(1,928)	(13,616)	37,893
Real estate	722,231	15,825	2,501	290	(1,099)	(4,077)	15,638
Commercial Banking	16,633,228	773,318	183,480	17,385	(278,824)	(359,941)	335,418

Global Banking and Markets	1,874,749	40,675	11,237	50,322	2,458	(26,009)	78,682
Corporate	1,874,749	47,946	13,694	445	2,458	(10,793)	53,750
Treasury	-	(7,271)	(2,457)	49,877	-	(15,216)	24,933
Other	105,508	(54,250)	9,019	(3,541)	51	(13,127)	(61,850)

Total	18,613,485	759,743	203,735	64,165	(276,315)	(399,077)	352,251

Other operating income							15,128
Other operating expenses							(44,837)
Income from investments in other companies							1,250
Income tax							(45,384)
Consolidated income for the period							278,408

(1) Corresponds to Loans and accounts receivable from customers plus interbank loans, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and net foreign exchange profit (loss).

(3) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, amortization, and impairment.

40

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

	As of December 31, 2011	For the 9-month period ended on September 30, 2011
	Loans and accounts receivables from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Allowances	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,289,345	416,739	140,905	5,432	(156,561)	(237,911)	168,604
Santander Banefe	804,852	84,851	29,255	267	(52,375)	(52,227)	9,771
Commercial banking	8,484,493	331,888	111,650	5,165	(104,186)	(185,684)	158,833
Small and mid-sized companies (PYMEs)	2,560,736	149,164	28,702	7,611	(41,708)	(55,260)	88,509
Institutional	355,199	19,531	1,382	677	134	(8,232)	13,492

Companies	3,650,709	99,999	18,265	10,146	(5,771)	(30,039)	92,600
Companies	1,583,895	46,370	9,542	5,308	(6,776)	(16,658)	37,786
Large Corporations	1,470,447	39,804	6,428	4,290	1,312	(10,059)	41,775
Real estate	596,367	13,825	2,295	548	(307)	(3,322)	13,039
Commercial Banking	15,855,989	685,433	189,254	23,866	(203,906)	(331,442)	363,205

Global Banking and Markets	1,494,752	35,369	17,689	54,711	7,407	(25,788)	89,388
Corporate	1,479,838	47,046	17,989	1,182	7,410	(10,230)	63,397
Treasury	14,914	(11,677)	(300)	53,529	(3)	(15,558)	25,991
Other	84,041	(12,648)	2,487	(307)	579	(11,975)	(21,864)

Total	17,434,782	708,154	209,430	78,270	(195,920)	(369,205)	430,729

Other operating income							8,053
Other operating expenses							(41,569)
Income from investments in other companies							1,673
Income tax							(62,546)
Consolidated income for the period							336,340

(1) Corresponds to Loans and accounts receivable from customers plus interbank loans, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and net foreign exchange profit (loss).

(3) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, amortization, and impairment.

41

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 5 - CASH AND CASH EQUIVALENTS

a) The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Cash and deposits in banks
Cash	438,728	369,585
Deposits in the Central Bank of Chile	928,799	2,142,550
Deposits in domestic banks	994	465
Deposits in foreign banks	216,557	281,101
Subtotals – Cash and bank deposits	1,585,078	2,793,701

Cash items in process of collection, net	196,185	186,968

Cash and cash equivalents	1,781,263	2,980,669

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average in monthly periods.

b) Cash items in process of collection:

Cash items in process of collection are transactions in which only settlement remains pending, which will increase (assets) or decrease (liabilities) funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	183,483	188,907
Funds receivable	415,856	87,547
Subtotals	599,339	276,454
Liabilities
Funds payable	403,154	89,486
Subtotals	403,154	89,486

Cash items in process of collection, net	196.185	186,968

42

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 6 - TRADING INVESTMENTS:

The detail of the instruments deemed as financial trading investments is as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	176,040	311,503
Chilean Central Bank Notes	7,407	60,233
Other Chilean Central Bank and Government securities	21,328	15,789
Subtotals	204,775	387,525

Other Chilean securities:
Time deposits in Chilean financial institutions	798	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	1,989	-
Other Chilean securities	-	-
Subtotals	2,787	-

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	46	22,238
Funds managed by others	-	-
Subtotals	46	22,238

Total	207,608	409,763

As of September 30, 2012 in the “Chilean Central Bank and Government securities” item there are no securities sold with repurchase agreement to customers and financial institutions (MCh$ 27,017 as of December 31, 2011).

As of September 30, 2012 and December 31, 2011 there are no securities sold with repurchase agreement to clients and financial institutions included under “Other Chilean Securities” and “Foreign financial securities” items.

43

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING:

a)	As of September 30, 2012 and December 31, 2011 the Bank holds the following portfolio of derivative instruments:

	As of September 30, 2012
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	357,930	467,203	513,915	1,339,048	17,317	3,071
Cross currency swaps	-	39,930	569,580	609,510	7,944	2,121
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	357,930	507,133	1,083,495	1,948,558	25,261	5,192

Cash flow hedge derivatives
Currency forwards	-	13,555	-	13,555	-	247
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	343,570	734,760	685,174	1,763,504	148	87,241
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	343,570	748,315	685,174	1,777,059	148	87,488

Trading derivatives
Currency forwards	14,322,946	9,778,185	846,131	24,947,262	225,078	280,063
Interest rate swaps	4,341,054	10,635,303	13,968,125	28,944,482	220,175	254,148
Cross currency swaps	1,184,573	2,980,160	11,488,948	15,653,681	1,003,463	719,521
Call currency options	307,534	14,617	-	322,151	499	1,849
Call interest rate options	2,447	6,147	15,490	24,084	1	47
Put currency options	296,497	237	-	296,734	1,168	849
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	211,909	-	-	211,909	416	115
Subtotals	20,666,960	23,414,649	26,318,694	70,400,303	1,450,800	1,256,592

Total	21,368,460	24,670,097	28,087,363	74,125,920	1,476,209	1,349,272

44

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2011
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	368,885	444,845	813,730	22,376	35
Cross currency swaps	30,989	-	277,469	308,458	20,499	869
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	30,989	368,885	722,314	1,122,188	42,875	904

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	284,875	1,234,882	394,050	1,913,807	94,562	713
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	284,875	1,234,882	394,050	1,913,807	94,562	713

Trading derivatives
Currency forwards	14,305,612	8,473,390	604,935	23,383,937	264,712	216,978
Interest rate swaps	5,527,118	11,459,132	13,716,043	30,702,293	265,482	302,292
Cross currency swaps	1,405,419	2,511,430	10,688,479	14,605,328	943,457	769,031
Call currency options	36,180	23,502	-	59,682	741	560
Call interest rate options	5,855	18,773	29,672	54,300	68	256
Put currency options	14,416	17,503	-	31,919	750	1,017
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	102,084	1,694	-	103,778	222	397
Subtotals	21,396,684	22,505,424	25,039,129	68,941,237	1,475,432	1,290,531

Total	21,712,548	24,109,191	26,155,493	71,977,232	1,612,869	1,292,148

45

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

b)	Hedge Accounting

Fair Value Hedge:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of September 30, 2012 and December 31, 2011 classified by term to maturity:

	As of September 30, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	10,206	-	-	-	10,206
Subordinated bonds	-	142,410	-	-	142,410
Short-term loans	-	25,000	-	-	25,000
Interbank loans	-	-	-	-	-
Mortgage finance bonds	-	-	-	4,077	4,077
Senior bonds	332,290	237,350	4,518	479,926	1,054,084
Time deposits	522,567	-	-	27,109	549,676
Yankee Bond	-	-	-	4,747	4,747
FRN Bonds	-	-	59,176	99,182	158,358
Total	865,063	404,760	63,694	615,041	1,948,558

Hedging instrument
Cross currency swap	39,930	237,350	63,694	268,536	609,510
Interest rate swap	371,496	142,410	-	123,422	637,328
Call money swap	453,637	25,000	-	223,083	701,720
Total	865,063	404,760	63,694	615,041	1,948,558

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	-	11,188	-	-	11,188
Subordinated bonds	-	158,124	-	-	158,124
Short-term loans	-	25,000	-		25,000
Interbank loans	-	-	-	-	-
Mortgage finance bonds	-	-	-	28,339	28,339
Senior bonds	364,245	-	326,129	148,484	838,858
Time deposits	35,629	25,050	-	-	60,679
Yankee Bond	-	-	-	-	-
FRN Bonds	-	-	-	-	-
Total	399,874	219,362	326,129	176,823	1,122,188

Hedging instrument
Cross currency swap	30,989	183,174	65,956	28,339	308,458
Interest rate swap	364,245	11,188	260,173	-	635,606
Call money swap	4,640	25,000	-	148,484	178,124
Total	399,874	219,362	326,129	176,823	1,122,188

46

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below is the nominal amount of the hedged items as of September 30, 2012 and December 31, 2011 and the period when the cash flows will be generated:

	As of September 30, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	837,372	163,771	-	-	1,001,143
Bonds	135,546	135,546	-	28,265	299,357
FRN Bonds	23,735	265,168	92,424	-	381,327
Deposits	50,450	-	-	-	50,450
DVP	44,782	-	-	-	44,782
Total	1,091,885	564,485	92,424	28,265	1,777,059

Hedging instrument
Cross currency swap	1,078,330	564,485	92,424	28,265	1,763,504
Forward	13,555	-	-	-	13,555
Total	1,091,885	564,485	92,424	28,265	1,777,059

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	1,142,238	147,329	-	-	1,289,567
Bonds	377,519	246,721	-	-	624,240
FRN Bonds	-	-	-	-	-
Deposits	-	-	-	-	-
DVP	-	-	-	-	-
Total	1,519,757	394,050	-	-	1,913,807

Hedging instrument
Cross currency swap	1,519,757	394,050	-	-	1,913,807
Forward	-	-	-	-	-
Total	1,519,757	394,050	-	-	1,913,807

47

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Below is an estimate of the periods in which the flows are expected to be produced:

	As of September 30, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(17,009)	(16,095)	(1,726)	-	(34,830)
Net flows	(17,009)	(16,095)	(1,726)	-	(34,830)

Hedging instrument
Inflows	17,009	16,095	1,726	-	34,830
Outflows	(36,113)	(34,530)	(2,584)	-	(73,227)
Net flows	(19,104)	(18,435)	(858)	-	(38,397)

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(26,147)	(9,791)	-	-	(35,938)
Net flows	(26,147)	(9,791)	-	-	(35,938)

Hedging instrument
Inflows	26,147	9,791	-	-	35,938
Outflows	(44,257)	(13,692)	-	-	(57,949)
Net flows	(18,110)	(3,901)	-	-	(22,011)

48

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

c)	Gain and losses for cash flow hedges whose effect was recognized in the Consolidated Statement of Changes in Equity for the periods ended as of September 30, 2012 and 2011, are shown below:

	As of September 30
	2012	2011
	MCh$	MCh$

Bonds	(1,642)	465
Loans	1,243	(2,581)
Deposits	100	-
FRN Bonds	2,009	-
DVP	58	-
Net flows	1,768	(2,116)

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are nearly 100% efficient, which means that the fluctuations of value attributable to rate components are almost completely offset. As of September 30, 2012, hedge ineffectiveness recorded in the Consolidated Statement of Income was MCh$ (23).

During 2012 the Bank recorded a future flow hedge for a syndicated loan granted to Banco Santander Chile and structured by Standard Chartered Bank for USD 175 million.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to profit and loss during the period:

	As of September 30
	2012	2011
	MCh$	MCh$

Bonds	(777)	-
Loans	1,067	287

Reclassification to profit and loss	290	287

e)	Hedges of net investment hedges in foreign operations:

As of September 2012 and 2011, the Bank does not present foreign net investment hedges in its hedge accounting portfolio.

49

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 8 - INTERBANK LOANS

a)	As of September 30, 2012 and December 31, 2011, the balances in the “Interbank loans” item are as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Nontransferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	44	647
Overdrafts in checking accounts	-	-
Nontransferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	(1)

Foreign banks
Loans to foreign banks	110,267	87,041
Overdrafts in checking accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(67)	(146)

Total	110,244	87,541

b)	The amount in each period for allowances and impairment of interbank loans, is shown below:

	As of September 30			As of December 31
	2012			2011
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	1	146	147	-	54	54
Charge-offs	-	-	-	-	-	-
Allowances established	-	277	277	406	194	600
Allowances released	(1)	(356)	(357)	(405)	(102)	(507)

Total	-	67	67	1	146	147

50

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a)	Loans and accounts receivable from customers

As of September 30, 2012 and December 31, 2011 the composition of the loan portfolio is as follows:

As of September 30, 2012	Assets before allowances				Allowances established
	Default portfolio	Substandard Portfolio	Default portfolio	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,337,945	220,361	508,260	7,066,566	103,334	74,293	177,627	6,888,939
Foreign trade loans	1,205,394	31,110	40,369	1,276,873	23,901	681	24,582	1,252,291
Overdrafts in checking accounts	273,351	3,740	10,394	287,485	2,620	4,827	7,447	280,038
Factoring transactions	258,954	4,069	4,345	267,368	3,499	989	4,488	262,880
Leasing transactions	1,148,890	69,766	41,865	1,260,521	14,268	5,943	20,211	1,240,310
Other loans and accounts	79,010	431	16,705	96,146	5,159	6,546	11,705	84,441
Subtotals	9,303,544	329,477	621,938	10,254,959	152,781	93,279	246,060	10,008,899

Mortgage loans
Loans with mortgage finance bonds	93,505	-	3,519	97,024	-	580	580	96,444
Mortgage mutual loans	45,477	-	2,376	47,853	-	387	387	47,466
Other mortgage mutual loans	4,850,911	-	212,429	5,063,340	-	35,796	35,796	5,027,544
Leasing transactions	-	-	-	-	-	-	-	-
Subtotals	4,989,893	-	218,324	5,208,217	-	36,763	36,763	5,171,454

Consumer loans
Installment consumer loans	1,483,479	-	364,285	1,847,764	-	222,150	222,150	1,625,614
Credit card balances	955,988	-	28,137	984,125	-	38,996	38,996	945,129
Leasing transactions	3,413	-	157	3,570	-	149	149	3,421
Other consumer loans	197,603	-	6,936	204,539	-	8,020	8,020	196,519
Subtotals	2,640,483	-	399,515	3,039,998	-	269,315	269,315	2,770,683

Total	16,933,920	329,477	1,239,777	18,503,174	152,781	399,357	552,138	17,951,036

51

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

As of December 31, 2011	Assets before allowances				Allowances established
	Default portfolio	Substandard Portfolio	Default portfolio	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,903,830	170,829	527,713	6,602,372	97,127	81,802	178,929	6,423,443
Foreign trade loans	971,662	31,818	38,544	1,042,024	30,654	1,059	31,713	1,010,311
General purpose mortgage loans	119,178	3,455	9,750	132,383	268	3,097	3,365	129,018
Factoring transactions	181,104	5,452	2,074	188,630	3,131	822	3,953	184,677
Leasing transactions	1,139,799	57,023	40,853	1,237,675	15,310	6,167	21,477	1,216,198
Other loans and accounts	65,793	683	18,025	84,501	1,427	4,168	5,595	78,906
Subtotals	8,381,366	269,260	636,959	9,287,585	147,917	97,115	245,032	9,042,553

Mortgage loans
Loans with mortgage finance bonds	109,790	-	4,068	113,858	-	707	707	113,151
Mortgage mutual loans	68,844	-	3,034	71,878	-	1,241	1,241	70,637
Other mortgage mutual loans	4,737,333	-	192,594	4,929,927	-	33,685	33,685	4,896,242
Leasing transactions	-	-	-		-	-	-	-
Subtotals	4,915,967	-	199,696	5,115,663	-	35,633	35,633	5,080,030

Consumer loans
Installment consumer loans	1,425,369	-	383,225	1,808,594	-	193,874	193,874	1,614,720
Credit card balances	889,303	-	31,549	920,852	-	43,922	43,922	876,930
Leasing transactions	3,551	-	176	3,727	-	109	109	3,618
Other consumer loans	203,933	-	6,740	210,673	-	5,117	5,117	205,556
Subtotals	2,522,156	-	421,690	2,943,846	-	243,022	243,022	2,700,824

Total	15,819,489	269,260	1,258,345	17,347,094	147,917	375,770	523,687	16,823,407

52

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b)	Portfolio characteristics:

As of September 30, 2012 and December 31, 2011, the portfolio before allowances has the following detail by customer’s economic activity:

	Domestic loans (*)		Foreign loans (**)		Total loans		Distribution percentage
	As of September 30	As of December 31,	As of September 30	As of December 31,	As of September 30	As of December 31,	As of September 30	As of December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	968,546	834,011	-	-	968,546	834,011	5.20	4.78
Mining	330,545	266,442	-	-	330,545	266,442	1.78	1.53
Electricity, gas, and water	310,304	221,039	-	-	310,304	221,039	1.67	1.27
Agriculture and livestock	764,889	760,527	-	-	764,889	760,527	4.11	4.36
Forest	120,591	89,353	-	-	120,591	89,353	0.65	0.51
Fishing	173,924	144,162	-	-	173,924	144,162	0.93	0.83
Transport	496,496	473,414	-	-	496,496	473,414	2.67	2.72
Communications	169,437	252,528	-	-	169,437	252,528	0.91	1.45
Construction	1,127,554	980,797	-	-	1,127,554	980,797	6.06	5.63
Commerce	2,287,395	1,916,400	110,267	87,041	2,397,662	2,003,441	12.88	11.49
Services	379,103	384,061	-	-	379,103	384,061	2.04	2.20
Other	3,126,219	2,965,498	-	-	3,126,219	2,965,498	16.80	17.00

Subtotals	10,255,003	9,288,232	110,267	87,041	10,365,270	9,375,273	55.69	53.77

Mortgage loans	5,208,217	5,115,663	-	-	5,208,217	5,115,663	27.98	29.35

Consumer loans	3,039,998	2,943,846	-	-	3,039,998	2,943,846	16.33	16.88

Total	18,503,218	17,347,741	110,267	87,041	18,613,485	17,434,782	100.00	100.00

(*)	Includes domestic loans to financial institutions for MCh$44 as of September 30, 2012 (MCh$ 647 as of December 31, 2011), see Note 8.

(**)	Includes foreign loans to financial institutions for MCh$ 110,267 as of September 30, 2012 (MCh$ 87,041 as of December 31, 2011), see Note 8.

53

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

c)	Impaired loans

i)	As of September 30, 2012 and December 31, 2011 the composition of the impaired loans portfolio is as follows:

	As of September 30				As of December 31
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	186,733	-	-	186,733	285,930	-	-	285,930
Non-performing loans	307,658	149,936	104,136	561,730	251,881	152,911	106,565	511,357
Other impaired portfolio	220,609	68,388	295,379	584,376	164,158	46,785	315,125	526,068
Total	715,000	218,324	399,515	1,332,839	701,969	199,696	421,690	1,323,355

ii)	The impaired secured and unsecured loan portfolio as of September 30, 2012 and December 31, 2011, is as follows:

	As of September 30				As of December 31
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	375,047	202,266	51,561	628,874	376,864	183,657	58,335	618,856
Unsecured debt	339,953	16,058	347,954	703,965	325,105	16,039	363,355	704,499
Total	715,000	218,324	399,515	1,332,839	701,969	199,696	421,690	1,323,355

iii)	The portfolio of secured and unsecured non-performing loans as of September 30, 2012 and December 31, 2011 is as follows:

	As of September 30				As of December 31
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	153,311	135,335	7,202	295,848	116,201	138,234	9,920	264,355
Unsecured debt	154,347	14,601	96,934	265,882	135,680	14,677	96,645	247,002
Total	307,658	149,936	104,136	561,730	251,881	152,911	106,565	511,357

54

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

d)	Allowances

The allowance activities in the 2012 and 2011 periods are as follows:

	As of September 30			As of December 31
	2012			2011
	Individual allowances	Group allowances	Total	Individual allowances	Group allowances	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of January 1	147,917	375,770	523,687	152,748	328,833	481,581

Portfolio charge-offs:
Commercial loans	(22,877)	(47,079)	(69,956)	(23,200)	(67,175)	(90,375)
Mortgage loans	-	(10,080)	(10,080)	-	(12,776)	(12,776)
Consumer loans	-	(188,631)	(188,631)	-	(187,937)	(187,937)

Total charge offs loans	(22,877)	(245,790)	(268,667)	(23,200)	(267,888)	(291,088)

Allowances established	42,195	316,071	358,266	60,110	374,237	434,347
Allowances released	(14,454)	(46,694)	(61,148)	(41,741)	(59,412)	(101,153)

Balances	152,781	399,357	552,138	147,917	375,770	523,687

In addition to credit risk allowances, there are allowances held for:

a)	Country risk to cover the risk taken when holding or compromising resources with any foreign country. These allowances are established over country classifications performed by the Bank, according to the provisions established on Chapter 7-13 of the Updated Regulations Compendium. The balance of allowances as of September 30, 2012 and December 31, 2011 is Ch$ 211 million and Ch$ 19 million, respectively.

b)	According to Circular letter 3489 from the SBIF on December 29, 2009 the Bank has established allowances related to the unused balances of lines of credit with free disposal. The balance of allowances as of September 30, 2012 and December 31, 2011 is Ch$ 17,927 million and Ch$ 17,473 million, respectively.

e)	Allowances established for customer and interbank loans

	As of September 30,	As of December 31,
	2012	2011

Customer loans	358,266	434,347
Interbank loans	277	600
Total	358,543	434,947

55

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 10 - AVAILABLE FOR SALE INVESTMENTS

As of September 30, 2012 and December 31, 2011 the detail of instruments designated as available for sale instruments is as follows:

	As of September 30	As of December 31
	2012 MCh$	2011 MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	625,954	570,573
Chilean Central Bank Notes	236,106	563,114
Other Chilean Central Bank and Government securities	255,433	173,839
Subtotals	1,117,493	1,307,526

Other Chilean securities
Time deposits in Chilean financial institutions	557,620	275,022
Mortgage finance bonds of Chilean financial institutions	38,436	66,806
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	313	319
Subtotals	596,369	342,147

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	15,820	11,638
Subtotals	15,820	11,638

Total	1,729,682	1,661,311

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under repurchase agreements totaling Ch$ 56,965 million and Ch$144,034 million as of September 30, 2012 and December 31, 2010, respectively.

As of September 30, 2012 available for sale investments included unrealized net losses of Ch$ 4,006 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$ 4,041 million attributable to Bank shareholders and Ch$ 35 million attributable to non-controlling interest.

As of December 31, 2011 available for sale investments included unrealized net losses of MCh$ 3,043, recorded as a “Valuation adjustment” in Equity, distributed between MCh$ 3,077 attributable to Bank shareholders and MCh$ 34 attributable to non-controlling interest.

56

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 11 - INTANGIBLE ASSETS:

a)	Intangible assets as of September 30, 2012 and December 31, 2011 are as follows:

				As of September 30, 2012
	Useful life	Remaining	Opening balance January 1, 2012	Gross balance	Accumulated amortization	Net balance
	(years)	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	1.8	2,496	9,080	(6,780)	2,300
Software development	3	1.9	78,243	202,590	(129,792)	72,798

Total			80,739	211,670	(136,572)	75,098

				As of December 31, 2011
	Useful life	Remaining	Opening balance January 1, 2011	Gross balance	Accumulated amortization	Net balance
	(years)	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,108	8,085	(5,589)	2,496
Software development	3	1.8	75,882	184,133	(105,890)	78,243

Total			77,990	192,218	(111,479)	80,739

b)	The activity in intangible assets as of September 30, 2012 and December 31, 2011 is as follows:

b.1) Gross balance

	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Gross balances 2012
Balances as of January 1, 2012	8,085	184,133	192,218
Acquisitions	995	18,457	19,452
Disposals	-	-	-
Other	-	-	-

Balances as of September 30, 2012	9,080	202,590	211,670

Gross balances 2011
Opening balances as of January 1, 2011 (*)	6,229	150,090	156,319
Acquisitions	1,856	32,195	34,051
Disposals	-	(409)	(409)
Other	-	2,257	2,257

Balances as of December 31, 2011	8,085	184,133	192,218

57

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 11 - INTANGIBLE ASSETS, continued:

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(5,589)	(105,890)	(111,479)
Amortization for the period	(1,191)	(23,902)	(25,093)
Other changes	-	-	-

Balances as of September 30, 2012	(6,780)	(129,792)	(136,572)

Balances as of January 1, 2011	(4,121)	(74,208)	(78,329)
Amortization for the period	(1,468)	(31,625)	(33,093)
Other changes	-	(57)	(57)

Balances as of December 31, 2011	(5,589)	(105,890)	(111,479)

c)	The Bank does not have any restriction on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities.

58

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT

a)	Property, plant and equipment as of September 30, 2012 and December 31, 2011 are as follows:

		As of September 30, 2012
	Opening balance January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	118,491	157,062	(45,070)	111,992
Equipment	22,569	61,487	(34,888)	26,599
Ceded under operating leases	4,071	4,477	(535)	3,942
Other	7,928	26,497	(18,803)	7,694
Total	153,059	249,523	(99,296)	150,227

		As of December 31, 2011
	Opening balance January 1, 2011	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and buildings	124,426	156,948	(38,457)	118,491
Equipment	20,346	51,780	(29,211)	22,569
Ceded under operating leases	3,926	4,477	(406)	4,071
Other	6,287	24,084	(16,156)	7,928
Total	154,985	237,289	(84,230)	153,059

59

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b) The activity in property, plant, and equipment during 2012 and 2011 is as follows:

b.1) Gross balance

2012	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2012	156,948	51,780	4,477	24,084	237,289
Additions	5,064	9,884	-	2,526	17,474
Disposals	(4,950)	(89)	-	(113)	(5,152)
Impairment due to damage	-	(88)	-	-	(88)
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of September 30, 2012	157,062	61,487	4,477	26,497	249,523

2011	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2011	153,479	42,757	4,182	18,943	219,361
Additions	11,977	9,271	295	5,146	26,689
Disposals	(8,508)	(132)	-	(5)	(8,645)
Impairment due to damage	-	(116)	-	-	(116)
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2011	156,948	51,780	4,477	24,084	237,289

Banco Santander Chile has recognized in its financial statements as of September 30, 2012 an impairment of MCh$88 from damages to ATMs. Indemnifications received from insurances totaled MCH$ 241, which are presented in the "other operating income" line (Note 31).

60

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b.2) Accumulated depreciation

2012	Land and buildings	Equipment	Leased branches	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(38,457)	(29,211)	(406)	(16,156)	(84,230)
Depreciation charges in the period	(6,734)	(5,690)	(129)	(2,675)	(15,228)
Sales and disposals in the period	121	13	-	28	162
Other	-	-	-	-	-
Balances as of September 30, 2012	(45,070)	(34,888)	(535)	(18,803)	(99,296)

2011	Land and buildings	Equipment	Leased branches	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	(29,053)	(22,411)	(256)	(12,656)	(64,376)
Depreciation charges in the period	(9,861)	(6,845)	(150)	(3,517)	(20,373)
Sales and disposals in the period	419	45	-	17	481
Other	38	-	-	-	38
Balances as of December 31, 2011	(38,457)	(29,211)	(406)	(16,156)	(84,230)

c)	Operational leases – Lessor

As of September 30, 2012 and December 31, 2011, the future minimum lease inflows under non-cancellable operating leases are as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Due within 1 year	1,187	1,151
Due after 1 year but within 2 years	731	1,165
Due after 2 year but within 3 years	568	605
Due after 3 year but within 4 years	302	582
Due a 4 year but within 5 years	264	293
Due after 5 years	2,190	2,337
Total	5,242	6,133

61

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT, continued:

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Due within 1 year	16,263	15,089
Due after 1 year but within 2 years	14,774	13,521
Due after 2 year but within 3 years	13,236	12,373
Due after 3 year but within 4 years	11,310	10,781
Due a 4 year but within 5 years	10,421	9,347
Due after 5 years	63,831	63,686
Total	129,835	124,797

e)	As of September 30, 2012 and 2011, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	As of September 30, 2012 and 2011, and December 31, 2011 the Bank does not have any restriction on title property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security for liabilities. Also, the Bank has no debt regarding Property, plant, and equipment to those dates.

62

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 13 - CURRENT AND DEFERRED TAXES

a)	Current taxes

At the end of each reporting period the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(1,279)	(37,253)
Current tax liabilities	8,136	1,498

Total tax payable (recoverable)	6,857	(35,755)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate of 20% for 2012 (*) and 20% for 2011	83,142	101,853
Minus:
Provisional monthly payments (PPM)	(69,871)	(138,329)
Credit for training expenses	(749)	(1,366)
Other	(5,665)	2,087

Total tax payable (recoverable)	6,857	(35,755)

(*) Law No. 20,630 published on the Official Newspaper on September 27, 2012 increased the First Class Rate from 18.5% to 20%, permanently, for transactions accounted from January 1, 2012 onwards.

b)	Effect on income

The effect of tax expense on income during the periods ended as of September 30, 2012 and 2011 is comprised of the following items:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$

Income tax expense
Current tax	50,709	29,679	60,502	70,157

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(38,544)	(13,206)	(15,232)	(8,292)
Prior years’ tax benefit	-	-	-	-
Subtotals	12,165	16,473	45,270	61,865
Tax for rejected expenses (Article No.21)	89	156	47	681

Other	22	-	67	-

Net charges for income tax expense	12,276	16,629	45,384	62,546

63

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 13 - CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of September 30, 2012 and 2011 , is as follows:

	As of September 30
	2012		2011
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Income tax tax using statutory rate	20,00	64,758	20,00	79,777
Permanent differences	(2,75)	(8,912)	(3,08)	(12,285)
Additions or deductions	-	-	-	-
Unique tax (rejected expenses)	0,01	47	0,17	681
Effect of change in tax rate	(3,25)	(10,509)	(1,41)	(5,627)
Other	-		-	-

Effective rates and expenses for income tax	14,01	45,384	15,68	62,546

Law No. 20,455 from 2010 increased the statutory tax rate to be applied during 2011 and 2012, to 20% and 18.5% respectively. Due to this, the Bank recognized tax benefit amounted to MCh$ 11,501 corresponding to the adjustment of temporary differences to be reversed during those years. Law No. 20,630 published on the Official Newspaper on September 27, 2012 increased the First Class Rate from 18.5% to 20%, permanently, for transactions accounted from January 1, 2012 onwards.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, during the periods between January 1, 2012 and September 30, 2012 and January 1, 2011 and September 30, 2011:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Deferred tax assets
Available for sale investments	792	143
Cash flow hedges	488	-
Total deferred tax assets affecting other comprehensive income	1,280	143

Deferred tax liabilities
Available for sale investments	-	(705)
Cash flow hedges	(842)	(72)
Total deferred tax liabilities affecting other comprehensive income	(842)	(777)

Net deferred tax balances in equity	438	(634)

Deferred taxes in equity attributable to Bank shareholders	445	(639)
Deferred tax in equity attributable to non-controlling interests	(7)	5

64

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 13 - CURRENT AND DEFERRED TAXES, continued:

e)	Effect of deferred taxes on income

As of September 30, 2012 and December 31, 2011 the Bank has registered on the Interim financial statements the effects of deferred taxes.

Below are the effects on assets and liabilities affecting profit or loss, as a result of temporary differences:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	16,295	1,936
Extraordinary charge-offs	10,568	7,028
Assets received in lieu of payment	1,226	1,322
Exchange rate adjustments	1,982	1,890
Property, plant and equipment	3,880	5,906
Allowance for loan losses	88,554	77,199
Provision for expenses	16,902	15,961
Derivatives	89	27
Leased assets	35,060	31,244
Subsidiaries tax losses	5,190	4,229
Other	763	869
Total deferred tax assets	180,509	147,611

Deferred tax liabilities
Valuation of investments and derivatives	(6,790)	(2,301)
Depreciation	(154)	(178)
Prepaid expenses	(2,646)	(1,303)
Other	(183)	(756)
Total deferred tax liabilities	(9,773)	(4,538)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred tax assets and liabilities, recognized in other comprehensive income and in profit or loss:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Deferred tax assets
Recognized in other comprehensive income	1,280	143
Recognized in profit or loss	180,509	147,611
Total deferred tax assets	181,789	147,754

Deferred tax liabilities
Recognized in other comprehensive income	(842)	(777)
Recognized in profit or loss	(9,773)	(4,538)
Total deferred tax liabilities	(10,615)	(5,315)

65

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 14 – OTHER ASSETS:

Other assets item is as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Assets for leasing (*)	30,668	105,150

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	14,420	11,428
Assets awarded at judicial sale	8,918	10,226
Provisions for assets received in lieu of payment or awarded	(3,454)	(2,227)
Subtotals	19,884	19,427

Other assets
Guarantee deposits	306,168	149,583
VAT credit	7,446	8,953
Income tax recoverable	28,657	6,849
Prepaid expenses	57,832	70,927
Assets recovered from leasing for sale	4,430	2,693
Pension plan assets	2,688	3,348
Accounts and notes receivable	95,923	64,667
Notes receivable through brokerage and simultaneous transactions	100,484	66,406
Other assets	57,635	48,467
Subtotals	661,263	421,893

Total	711,815	546,470

(*)	Assets available to be granted under the financial leasing agreements.

(**)	Assets received in lieu of payment correspond to assets received as payment of overdue debts. The total assets held that correspond to this type must not exceed 20% of the Bank’s effective equity. These assets currently represent 0.58% (0.81% as of December 31, 2011) of the Bank’s effective equity.

Assets awarded in judicial sales correspond to those acquired in a judicial sale as payment of debts previously subscribed with the Bank. The assets awarded at judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the initial award value plus its additions and its estimated realization value (appraisal) when the first is higher.

66

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 15 - TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of September 30, 2012 and December 31, 2011 the composition of the item is as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	3,609,690	3,543,776
Other deposits and demand accounts	436,835	350,519
Other demand liabilities	554,635	519,520

Total	4,601,160	4,413,815

Time deposits and other time liabilities
Time deposits	9,382,918	8,816,766
Time savings account	103,138	102,831
Other time liabilities	1,554	1,517

Total	9,487,610	8,921,114

67

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS:

Intangible assets as of September 30, 2012 and December 31, 2011 are as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	98,524	100,299
Other domestic obligations	75,602	75,260
Foreign obligations	15,501	1,040
Subtotals	189,627	176,599
Issued debt instruments
Mortgage finance bonds	134,879	160,243
Senior bonds	3,735,698	3,601,125
Subordinated bonds	724,575	861,871
Subtotals	4,595,152	4,623,239

Total	4,784,779	4,799,838

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of September 30, 2012
	Current MCh$	Non-current MCh$	Total MCh$

Mortgage finance bonds	6,928	127,951	134,879
Senior bonds	1,102,010	2,633,688	3,735,698
Subordinated bonds	4,521	720,054	724,575
Issued debt instruments	1,113,459	3,481,693	4,595,152

Other financial liabilities	71,272	118,355	189,627

Total	1,184,731	3,600,048	4,784,779

	As of December 31, 2011
	Current MCh$	Non-current MCh$	Total MCh$

Mortgage finance bonds	7,707	152,536	160,243
Senior bonds	749,340	2,851,785	3,601,125
Subordinated bonds	136,842	725,029	861,871
Issued debt instruments	893,889	3,729,350	4,623,239

Other financial liabilities	56,078	120,521	176,599

Total	949,967	3,849,871	4,799,838

68

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.7% as of September 2012 (5.7% as of December 2011).

	As of September 30	As of December 31
	2012 MCh$	2011 MCh$

Due within 1 year	6,928	7,707
Due after 1 year but within 2 years	8,102	7,535
Due after 2 year but within 3 years	14,605	10,333
Due after 3 year but within 4 years	12,823	21,122
Due a 4 year but within 5 years	11,336	14,010
Due after 5 years	81,085	99,536
Total mortgage bonds	134,879	160,243

b)	Senior bonds

The following table shows senior bonds by currency:

	As of September 30	As of December 31
	2012 MCh$	2011 MCh$

Santander bonds in UF	1,992,734	2,001,713
Santander bonds in US$	1,364,883	1,268,763
Santander bonds in CHF$	87,897	119,394
Santander bonds in $	290,184	211,255
Total senior bonds	3,735,698	3,601,125

69

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2012 the Bank placed bonds for UF 588,000; USD 1,085,990,000; and CLP 54.730.000.000; detailed as follows:

Placement date	Series	Amount		Term	Issue Rate	Date of Issue	Amount Issued		Maturity date
04-05-2012	FD	UF	2,000
	FD Series Total UF	UF	2,000	5 years	To maturity (bullet)	09-01-2010	UF	3,500,000	09-01-2015
02-06-2012	E1	UF	300,000
	E1 Series Total UF	UF	300,000	5 years	3.50 % per annum simple	02-01-2011	UF	4,000,000	02-01-2016
06-07-2012	E3	UF	6,000
	E3 Series Total UF	UF	6,000	8.5 years	3.50 % per annum simple	01-01-2011	UF	4,000,000	07-01-2019
06-15-2012	E6	UF	120,000
06-15-2012	E6	UF	160,000
	E6 Series Total UF	UF	280,000	10 years	3.50 % per annum simple	04-01-2012	UF	4,000,000	04-01-2022

	Total UF	UF	588,000
08-27-2012	E4	CLP	50,000,000
09-07-2012	E4	CLP	2,000,000,000
09-12-2012	E4	CLP	1,000,000,000
09-25-2012	E4	CLP	1,500,000,000
09-26-2012	E4	CLP	550,000,000
	E4 Series Total UF	CLP	5,100,000,000	4 years	6.75% per annum simple	06-01-2011	CLP	50,000,000,000	06-01-2016
08-30-2012	E5	CLP	630,000,000
09-07-2012	E5	CLP	24,370,000,000
	E5 Series Total CLP	CLP	25,000,000,000	9 years	6.30% per annum simple	12-01-2011	CLP	25,000,000,000	12-01-2022
09-12-2012	E7	CLP	630,000,000
09-13-2012	E7	CLP	24,000,000,000
	E7 Series Total CLP	CLP	24,630,000,000	5 years	6.75% per annum simple	07-30-2012	CLP	25,000,000,000	07-30-2017

	CLP Total	CLP	54,730,000,000
02-14-2012	DN Senior bonds	USD	250,000,000
	DN Senior bonds total	USD	250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	USD	250,000,000	02-14-2014
08-29-2012	Zero-coupon bond	USD	85,990,000
	Total USD Bond Series	USD	85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	USD	85,990,000	08-29-2013
09-20-2012	USD Bond	USD	750,000,000
	Total USD Bond Series	USD	750,000,000	10 years	3.875 % annual simple	09-12-2012	USD	750,000,000	09-20-2022

	USD Total	USD	1,085,990,000

During the first semester of 2012, the Bank issued a bond for USD 250,000,000.00 on February 14.

During the first semester of 2012, the Bank issued a bond for UF 4,000,000 on April 1.

During the first semester of 2012, the Bank issued a bond for CLP 25,000,000,000 on December 1, 2011.

During the second semester of 2012, the Bank issued a bond for CLP 25,000,000,000 on July 30, 2012.

During the second semester of 2012, the Bank issued a bond for USD 85,990,000 on August 29, 2012.

During the second semester of 2012, the Bank issued a bond for CLP 750,000,000 on September 12, 2012.
During the first 2012 quarter, the Bank performed a partial repurchase of bonds for CHF 45,000,000.

During the second semester of 2012, the Bank repurchased a bond for USD 53,500,000.

70

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2011 the Bank placed bonds for UF 5,694,000; USD 635,000,000; and CLP 36,900,000,000; detailed as follows:

Placement date	Series	Amount		Term	Issue Rate	Date of Issue	Amount Issued		Maturity date
01-19-2011	Floating rate bond	USD	500,000,000
	Total Floating rate bond	USD	500,000,000	5 years	Libor (3 months) + 160 bp	01-19-2011	USD	500,000,000	01-19-2016
11-29-2011	Floating rate bond	USD	135,000,000
	Total Floating rate bond	USD	135,000,000	6 months	Libor (3 months) + 80 bp	11-29-2011	USD	135,000,000	01-29-2012
	USD Total	USD	635,000,000
04-04-2011	E1	UF	200,000
04-05-2011	E1	UF	46,000
05-06-2011	E1	UF	650,000
	E1 Series Total	UF	896,000	5 years	3.30 % per annum simple	02-01-2011	UF	4,000,000	02-01-2016
08-04-2011	E2	UF	556,000
08-05-2011	E2	UF	2,392,000
08-08-2011	E2	UF	100,000
	E2 Series Total UF	UF	3,048,000	7.5 years	3.50 % per annum simple	01-01-2011	UF	4,000,000	07-01-2018
09-29-2011	E3	UF	1,590,000
10-13-2011	E3	UF	160,000
	E3 Series Total UF	UF	1,750,000	8.5 years	3.50 % per annum simple	01-01-2011	UF	4,000,000	07-01-2019
	Total UF	UF	5,694,000
01-13-2011	E4	CLP	36,900,000,000
	E4 Series Total UF	CLP	36,900,000,000	5 years	6.75 % per annum simple	06-01-2011	CLP	50,000,000,000	06-01-2016
	CLP Total	CLP	36,900,000,000

In 2011, a total payment of the Bond Series BSTDH20799 was carried out in July and a total payment of Bond Series BSTDR0207 took place in August. Also, a partial payment of the fixed rate bond for CHF 133,000,000 was done.

The table below shows issued bonds pending to be placed:

Series	Amount		Term	Issue Rate	Date of Issue	Maturity date
FD	UF	158,000	5 years	To maturity (bullet)	09-01-2010	09-01-2015
E1	UF	2,804,000	5 years	3.0 % per annum simple	02-01-2011	02-01-2016
E2	UF	952,000	7.5 years	3.5 % per annum simple	01-01-2011	07-01-2018
E3	UF	2,244,000	8.5 years	3.5 % per annum simple	01-01-2011	07-01-2019
E6	UF	3,720,000	10 years	3.5 % per annum simple	04-01-2012	04-01-2022
Total	UF	9,878,000
E4	CLP	8,000,000,000	5 years	6.75 % per annum simple	06-01-2011	06-01-2016
E7	CLP	370,000,000	5 years	6.75 % per annum simple	07-30-2012	07-30-2017
Total	CLP	8,370,000,000

71

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

These bonds mature as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$
Due within 1 year	1,102,011	749,340
Due after 1 year but within 2 years	570,289	460,200
Due after 2 year but within 3 years	332,364	408,723
Due after 3 year but within 4 years	547,049	656,201
Due a 4 year but within 5 years	206,593	488,425
Due after 5 years	977,392	838,236
Total senior bonds	3,735,698	3,601,125

c) Subordinated bonds

The following table shows the balances of our subordinated bonds:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Subordinated bonds denominated in US$	151,109	316,169
Subordinated bonds denominated in UF	573,466	545,702
Total subordinated bonds	724,575	861,871

During the first semester of 2012 the Bank has not issued subordinated bonds on the local market .

In 2011 the Bank placed subordinated bonds on the local market for UF 5,100,000 which are detailed as follows:

Placement date	Series	Amount		Term	Issue Rate	Date of Issue	Issued Amount	Maturity date
03-14-2011	G3	UF	120,000
03-15-2011	G3	UF	100,000
03-16-2011	G3	UF	300,000
03-17-2011	G3	UF	46,000
03-17-2011	G3	UF	200,000
03-18-2011	G3	UF	780,000
03-24-2011	G3	UF	30,000
04-06-2011	G3	UF	1,424,000
	G3 Series Total	UF	3,000,000	25 years	3.90% per annum simple	07-01-2012	3.000.000	07-01-2035
08-11-2011	G5	UF	1,000,000
08-12-2011	G5	UF	100,000
08-22-2011	G5	UF	1,000,000
	G5 Series Total	UF	2,100,000	20 years	3.90% per annum simple	04-01-2011	4.000.000	04-01-2031
	Total UF	UF	5,100,000

72

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

The maturities of bonds considered non-current, is as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$
Due within 1 year	4,521	136,842
Due after 1 year but within 2 years	6,327	-
Due after 2 year but within 3 years	158,328	179,327
Due after 3 year but within 4 years	4,712	10,567
Due a 4 year but within 5 years	1,806	29,616
Due after 5 years	548,881	505,519
Total subordinated bonds	724,575	861,871

d) Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	29,451	29,575
Due after 2 year but within 3 years	3,277	2,866
Due after 3 year but within 4 years	3,101	3,489
Due a 4 year but within 5 years	2,998	3,095
Due after 5 years	79,528	81,496
Non-current portion subtotals	118,355	120,521

Current portion:
Amounts due to credit card operators	52,230	50,840
Acceptance of letters of credit	14,598	704
Other long-term financial obligations, short-term portion	4,444	4,534
Current portion subtotals	71,272	56,078

Total other financial liabilities	189,627	176,599

73

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 17 - MATURITIES OF ASSETS AND LIABILITIES

As of September 30, 2012 and December 31, 2010 the detail of maturities of assets and liabilities is as follows:

As of September 30, 2012	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1.585.078	-	-	-	1.585.078	-	-	-	1,585,078
Cash items in process of collection	599,339	-	-	-	599,339	-	-	-	599,339
Trading investments	46	127,344	1,285	5,194	133,869	61,647	12,092	73,739	207,608
Investments under repurchase agreements	-	152,022	-	-	152,022	-	-	-	152,022
Financial derivative contracts	-	75,759	140,034	199,427	415,220	668,096	392,893	1,060,989	1,476,209
Interbank loans (*)	59,450	-	50,861	-	110,311	-	-	-	110,311
Loans and accounts receivables from customers (**)	781,345	1,772,479	1,584,710	2,831,862	6,970,396	5,711,438	5,821,340	11,532,778	18,503,174
Available for sale investments	-	374,727	106,432	411,765	892,924	478,984	357,774	836,758	1,729,682
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,025,258	2,502,331	1,883,322	3,448,248	10,859,159	6,920,165	6,584,099	13,504,264	24,363,423

Liabilities
Deposits and other demand liabilities	4,601,160	-	-	-	4,601,160	-	-	-	4,601,160
Cash items in process of collection	403,154	-	-	-	403,154	-	-	-	403,154
Obligations under repruchase agreements	-	111,732	6,731	382	118,845	-	-	-	118,845
Time deposits and other time liabilities	102,532	4,293,812	2,812,180	2,086,261	9,294,785	142,146	50,679	192,825	9,487,610
Financial derivative contracts	-	101,116	137,312	228,093	466,521	587,093	295,658	882,751	1,349,272
Interbank borrowings	254	62,555	302,724	942,074	1,307,607	168,817	-	168,817	1,476,424
Issued debt instruments	-	403,091	384,645	325,723	1,113,459	1,874,334	1,607,359	3,481,693	4,595,152
Other financial liabilities	52,230	12,481	3,431	3,130	71,272	38,827	79,528	118,355	189,627

Total liabilities	5,159,330	4,984,787	3,647,023	3,585,663	17,376,803	2,811,217	2,033,224	4,844,441	22,221,244

(*)	Interbank loans are presented in a gross basis. The amount of allowance totals Ch$ 67 million.
(**)	Loans and accounts receivables from customers are presented in a gross basis. Allowance amounts according to type of loan are detailed as follows: Business Ch$ 246,060 million, Household Ch$36,763 million, and Consumer Ch$269,315 million.

74

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 17 - MATURITIES OF ASSETS AND LIABILITIES, continued:

As of December 31, 2011	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,793,701	-	-	-	2,793,701	-	-	-	2,793,701
Cash items in process of collection	276,454	-	-	-	276,454	-	-	-	276,454
Trading investments	-	27,909	40,608	272,544	341,061	44,857	23,845	68,702	409,763
Investments under repurchase agreements	-	12,928	-	-	12,928	-	-	-	12,928
Financial derivative contracts	-	63,101	167,584	295,791	526,476	686,325	400,068	1,086,393	1,612,869
Interbank loans (*)	36,785	50,903	-	-	87,688	-	-	-	87,688
Loans and accounts receivables from customers (**)	492,635	1,510,419	1,277,005	2,653,577	5,933,636	5,697,193	5,716,265	11,413,458	17,347,094
Available for sale investments	-	607,472	190,642	180,451	978,565	403,577	279,169	682,746	1,661,311
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,599,575	2,272,732	1,675,839	3,402,363	10,950,509	6,831,952	6,419,347	13,251,299	24,201,808

Liabilities
Deposits and other demand liabilities	4,413,815	-	-	-	4,413,815	-	-	-	4,413,815
Cash items in process of being cleared	89,486	-	-	-	89,486	-	-	-	89,486
Obligations under repurchase agreements	-	463,083	78,712	2,586	544,381	-	-	-	544,381
Time deposits and other time liabilities	105,463	4,415,765	2,509,308	1,496,193	8,526,729	371,736	22,649	394,385	8,921,114
Financial derivative contracts	-	64,287	158,196	209,723	432,206	513,818	346,124	859,942	1,292,148
Interbank borrowings	194,451	7,750	470,749	1,068,014	1,740,964	179,128	-	179,128	1,920,092
Issued debt instruments	-	3,788	15	890,086	893,889	2,286,059	1,443,291	3,729,350	4,623,239
Other financial liabilities	50,840	761	980	3,497	56,078	39,025	81,496	120,521	176,599

Total liabilities	4,854,055	4,955,434	3,217,960	3,670,099	16,697,548	3,389,766	1,893,560	5,283,326	21,980,874

(*)	Interbank loans are presented in a gross basis. The amount of allowance totals MCh$ 147.
(**)	Loans and accounts receivables from customers are presented in a gross basis. Allowance amounts according to type of loan are detailed as follows: Commercial MCh$ 245,032, Mortgage MCh$ 35,633 and Consumer MCh$ 243,022.

75

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 18 - OTHER LIABILITIES

The Other liabilities item is as follows:

	As of September 30	As of December 31
	2012 MCh$	2011 MCh$

Accounts and notes payable	84,180	86,402
Outstanding agreed dividends	-	-
Unearned income	385	948
Collaterals received (threshold)	259,075	271,980
Notes payable through brokerage and simultaneous transactions	1,645	8,725
Other liabilities	89,123	30,922
Total	434,408	398,977

76

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 19 -CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of September 30, 2012 the Bank and its affiliates maintained provisions for these legal actions, totaling Ch$ 737 million (Ch$784 million as of December 31, 2011), which are part of the “Provisions for contingencies” item.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Letters of credit issued	217,309	184,649
Foreign letters of credit confirmed	74,792	52,889
Guarantees	1,028,253	920,986
Personal guarantees	139,012	147,081
Subtotals	1,459,366	1,305,605
Available on demand credit lines	4,807,370	4,673,525
Other irrevocable credit commitments	69,957	95,150
Total	6,336,693	6,074,280

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Third party operations
Collections	408,560	212,784
Assets from third parties managed by the Bank and its affiliates	820,812	35
Subtotals	1,229,372	212,819
Custody of securities
Securities held in custody	378,055	250,291
Securities held in custody deposited in other entity	563,509	557,493
Issued securities held in custody	16,152,628	10,636,123
Subtotals	17,094,192	11,443,907

Total	18,323,564	11,656,726

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2700659, with the Chilena Consolidada de Seguros insurance company, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2012 to June 30, 2013.

77

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 19 -CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and onward of Law No.18,045.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$ 9,955.07 million and time deposits totaling UF 1,644,198.2617 as a guaranty of Private Investment Funds (P.I.F.) as of September 30, 2012

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No. 210107110, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2012.

Santander S.A. Corredores de Bolsa

The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 23,761 million to cover simultaneous transactions.

In addition, this line includes a guarantee given to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$ 3,180 million and an additional guarantee to the Santiago Stock Exchange for Ch$ 974 million as of September 30, 2012.

Santander Corredora de Seguros Limitada

a)	Insurance policies

In accordance with Circular No.1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

The company purchased a guarantee policy (No.10022204), and professional liability policy (No.10022208) for its insurance brokers, from the Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. The policies have UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2012 through April 14, 2013.

b)	Contingent loans and liabilities

To satisfy its client-s needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position. Nevertheless these contingent loans and liabilities have credit risk and they are, therefore, part of the Bank-s global risk.

c)	Lawsuits

As of September 30, 2012 there are trials for UF 23,681.94 corresponding to processes mainly due to leased assets. The estimated loss amount is registered under provisions.

78

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 20 – EQUITY

a)	Capital

As of September 30, 2012 and December 31, 2011 the Bank had 188,446,126,794 authorized subscribed fully paid and no par value shares. All shares have the same rights, and have no preferences of restrictions.

	SHARES
	As of September 30, 2012	As of December 31, 2011

Issued as of January 1	188,446,126,794	188,446,126,794
Issue of paid shares	-	-
Issue of outstanding shares	-	-
Stock options exercised	-	-
Issued as of	188,446,126,794	188,446,126,794

As of September 30, 2012 and December, 31 2011 no neither the Bank or any of its subsidiaries or associates held any of the issued shares.

As of September 30, 2012 shares held by shareholders were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of Equity

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	37,653,251,944	37,653,251,944	19.98
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
MBI Arbitrage Fondo de Inversion	190,332,902	-	190,332,902	0.10
Banks and stock brokers on behalf of third parties	11,147,140,305	-	11,147,140,305	5.92
AFP on behalf of third parties	6,123,701,404	-	6,123,701,404	3.25
Other minority holders	3,697,389,574	2,870,945,852	6,568,335,426	3.48

Total			188,446,126,794	100.00

As of December 31, 2011 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs	Total	% of Equity

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	39,287,497,122	39,287,497,122	20.85
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
Banks and stock brokers on behalf of third parties	10,132,511,637	-	10,132,511,637	5.38
AFP on behalf of third parties	5,751,493,833	-	5,751,493,833	3.05
Other minority holders	3,827,146,677	2,684,112,712	6,511,259,389	3.45

Total			188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

79

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 20 – EQUITY, continued:

b)	Dividends

During the period ended on September 30, 2012 the dividends recognized as distributions to owners and the related amount of dividends per share is detailed in the Consolidated Interim Statements of Changes in Equity:

c)	As of September 30, diluted earnings and basic earnings per share were as follows:

	As of September 30
	2012	2011
	MCh$	MCh$

a) Basic earnings per share
Total income attributable to Bank shareholders	274,565	332,963
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in pesos)	1,457	1,767

b) Diluted earnings per share
Total income attributable to Bank shareholders	274,565	332,963
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in pesos)	1,457	1,767

As of September 30, 2012 and 2011 the Bank did not have instruments that generated diluting effects on equity.

80

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 20 – EQUITY, continued:

d) Other comprehensive income:

	As of September 30	As of December 31
	2012	2011
	MCh$	MCh$

Available for sale investments
Balance as of January 1,	3,043	(18,596)
Gains (losses) on remeasuring available for sale investments, before tax	(9,257)	18,676
Reclassification adjustments on available for sale investments, before tax	-	-
Realized (gains) losses	2,208	2,963
Subtotals	(7,049)	21,639
Total other comprehensive income, before tax, available-for-sale investments	(4,006)	3,043

Cash flow hedges
Balance as of January 1,	394	11,958
Gains (losses) on remeasuring cash flow hedges, before tax	1,084	(12,031)
Reclassification adjustments on cash flow hedges, before tax	290	467
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transition	-	-
Subtotals	1,374	(11,564)
Total other comprehensive income, before tax, cash flow hedges	1,768	394

Other comprehensive income, before taxes	(2,238)	3,437

Income taxes related to other comprehensive income components
Income tax relating to available for sale investments	792	(562)
Income tax relating to cash flow hedges	(354)	(72)
Total accumulative income tax related to other comprehensive income	438	(634)

Other comprehensive income, net of tax	(1,800)	2,803
Attributable to:
Bank shareholders	(1,828)	2,832
Non-controlling interest	28	(29)

81

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 21 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity, and fogape guarantees (CORFO) up to 15% over guarantees covering assets assessed by risk. Starting on December 31, 2012 this will decrease linearly on the last day of each month, in twelve equal and successive installments.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposition

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
g) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

82

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 21 – CAPITAL REQUIREMENTS (BASEL), continued:

The levels of basic capital and effective net equity at the close of each period are as follows:

	Consolidated assets		Risk-weighted assets
	As of September 30	As of December 31	As of September 30	As of December 31
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,585,078	2,793,701	-	-
Cash items in process of collection	599,339	276,454	100,166	45,737
Trading investments	207,608	409,763	4,328	23,817
Investments under repurchase agreements	152,022	12,928	31,904	12,928
Financial derivative contracts (*)	927,384	1,158,023	779,592	807,233
Interbank loans	110,244	87,541	22,049	17,508
Loans and accounts receivable from customers	17,951,036	16,823,407	15,855,209	14,746,903
Available for sale investments	1,729,682	1,661,311	156,835	99,197
Investments in other companies	8,636	8,728	8,636	8,728
Intangible assets	75,098	80,739	75,098	80,739
Property, plant, and equipment	150,227	153,059	150,227	153,059
Current taxes	1,279	37,253	128	3,725
Deferred taxes	181,789	147,754	18,179	14,775
Other assets	711,815	546,470	408,850	426,822
Off-balance-sheet assets
Contingent loans	3,129,013	3,023,330	1,867,891	1,801,971
Total	27,520,250	27,220,461	19,479,092	18,243,142

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – [Updated Compilation of Rules] issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of September 30	As of December 31	As of September 30	As of December 31
	2012	2011	2012	2011
	MCh$	MCh$	%	%

Basic capital	2,058,231	2,001,222	7.48	7.35
Effective net equity	2,700,881	2,687,393	13.87	14.73

83

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 22 – NON-CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the subsidiaries’ equity is summarized as follows:

				Other comprehensive income
For the 9-month period ended	Non- controlling	Equity	Income	AFS investments	Deferred tax	Total other comprehensive income	Comprehensive income
as of September 30, 2012%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Agente de Valores Limitada (former Santander S.A.)	0.97	631	60	1	-	1	61
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	25,108	1,880	67	(13)	54	1,934
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	147	5	-	-	-	5
Subtotals		25,899	1,949	68	(13)	55	2,004

Special Purpose Entities:
Bansa Santander S.A.	100.00	2,170	1,141	-	-	-	1,141
Santander Gestión de Recaudación y Cobranza Limitada	100.00	2,435	101	-	-	-	101
Multinegocios S.A.	100.00	185	35	-	-	-	35
Servicios de Administración y Financieros Limitada	100.00	1,387	303	-	-	-	303
Servicios de Cobranzas Fiscalex Limitada	100.00	191	39	-	-	-	39
Multiservicios de Negocios Limitada.	100.00	1,218	275	-	-	-	275
Subtotals		7,586	1,894	-	-	-	1,894

Total		33,485	3,843	68	(13)	55	3,898

				Other comprehensive income
For the 9-month period ended	Non- controlling	Equity	Income	AFS investments	Deferred tax	Total other comprehensive income	Comprehensive income
as of September 30, 2011%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Agente de Valores Limitada (former Santander S.A.)	0.97	553	48	17	(3)	14	62
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	26,322	2,974	272	(48)	224	3,198
Santander Asset Management S.A. Administradora General de Fondos	0.02	11	5	-	-	-	5
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	140	5	-	-	-	5
Subtotals		27,029	3,032	289	(51)	238	3,270
Special Purpose Entities:
Bansa Santander S.A.	100.00	1,436	(206)	-	-	-	(206)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	1,701	(18)	-	-	-	(18)
Multinegocios S.A.	100.00	142	9	-	-	-	9
Servicios de Administración y Financieros Limitada	100.00	989	332	-	-	-	332
Servicios de Cobranzas Fiscalex Limitada	100.00	139	23	-	-	-	23
Multiservicios de Negocios Limitada.	100.00	857	205	-	-	-	205
Subtotals		5,264	345	-	-	-	345

Total		32,293	3,377	289	(51)	238	3,615

84

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 22 - NON CONTROLLING INTEREST, continued:

The non-controlling interest in equity and the affiliates’ income as of September 30, 2011 is summarized as follows:

			Other comprehensive income
	Non- controlling	Income	AFS investments	Deferred tax	Total other comprehensive income	Comprehensive income
For the quarter ended as of September 30, 2012%		MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Agente de Valores Limitada (former Santander S.A.) Agente de Valores)	0.97	18	2	-	2	20
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	502	(29)	5	(24)	478
Santander Asset Management S.A. Administradora General de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	1	-	-	-	1
Subtotals		522	(27)	5	(22)	500
Special Purpose Entities:
Bansa Santander S.A.	100.00	1,219	-	-	-	1,219
Santander Gestión de Recaudación y Cobranza Limitada	100.00	236	-	-	-	236
Multinegocios S.A.	100.00	23	-	-	-	23
Servicios de Administración y Financieros Limitada	100.00	114	-	-	-	114
Servicios de Cobranzas Fiscalex Limitada	100.00	19	-	-	-	19
Multiservicios de Negocios Limitada.	100.00	103	-	-	-	103
Subtotals		1,714	-	-	-	1,714

Total		2,236	(27)	5	(22)	2,214

			Other comprehensive income
	Non controlling share	Income	AFS Investments investments	Deferred tax	Total other comprehensive income	Income income
For the quarter ended as of September 30, 2011%		MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Agente de Valores Limitada (former Santander S.A.) Agente de Valores)	0.97	20	4	(1)	3	23
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00	832	32	(6)	26	858
Santander Asset Management S.A. Administradora General de Fondos	0.02	2	-	-	-	2
Santander Corredora de Seguros Limitada (former Santander Leasing S.A.)	0.24	2	-	-	-	2
Subtotals		856	36	(7)	29	885
Special Purpose Entities:
Bansa Santander S.A.	100.00	(20)	-	-	-	(20)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	76	-	-	-	76
Multinegocios S.A. (management of sales force)	100.00	9	-	-	-	9
Servicios Administración y Financieros Limitada	100.00	125	-	-	-	125
Servicios de Cobranzas Fiscalex Limitada	100.00	6	-	-	-	6
Multiservicios de Negocios Limitada.	100.00	71	-	-	-	71
Subtotals		267	-	-	-	267

Total		1,123	36	(7)	29	1,151

85

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 23 -INTEREST INCOME AND EXPENSE

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)	The composition of income from interest and adjustments, not including income from hedge accounting, for all periods presented is as follows:

	For the quarter ending as of September 30
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	1,810	2	-	1,812	840	(2)	-	838
Interbank loans	4	-	-	4	433	-	-	433
Commercial loans	180,738	(5,498)	913	176,153	155,239	18,497	1,024	174,760
Mortgage loans	57,614	(7,301)	2,709	53,022	52,890	27,271	2,675	82,836
Consumer loans	153,963	(99)	695	154,559	138,214	500	777	139,491
Investment instruments	19,292	(207)	-	19,085	28,761	1,272	-	30,033
Other interest income	5,469	(3,046)	-	2,423	(915)	513	-	(402)

Interest income	418,890	(16,149)	4,317	407,058	375,462	48,051	4,476	427,989

	For the 9-month period ending on September 30
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	3,280	(10)	-	3,270	3,364	(6)	-	3,358
Interbank loans	746	-	-	746	2,265	-	-	2,265
Commercial loans	519,880	45,584	3,677	569,141	435,438	79,121	3,283	517,842
Mortgage loans	170,067	67,518	8,493	246,078	150,344	120,054	7,717	278,115
Consumer loans	458,062	1,593	2,144	461,799	398,396	2,052	2,216	402,664
Investment instruments	70,787	1,084	-	71,871	62,062	6,820	-	68,882
Other interest income	14,527	(1,594)	-	12,933	11,076	1,846	-	12,922

Interest income	1,237,349	114,175	14,314	1,365,838	1,062,945	209,887	13,216	1,286,048

86

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 23 -INTEREST INCOME AND EXPENSE, continued:

b)	As indicated in Note 1 i), suspended interests are recorded in suspense accounts (off-balance-sheet accounts) until they are effectively received.

The detail of income from suspended interest for all periods is presented as follows:

	For the quarter ending as of September 30
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	2,228	(778)	-	1,450	1,101	376	-	1,477
Mortgage loans	(17)	(1,045)	-	(1,062)	201	162	-	363
Consumer loans	4,112	(149)	-	3,963	1,093	74	-	1,167
			-
Total	6,323	(1,972)	-	4,351	2,395	612	-	3,007

	For the 9-month period ending on September 30
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	35,185	7,958	-	43,143	25,592	6,256	-	31,848
Mortgage loans	4,839	7,417	-	12,256	4,048	5,906	-	9,954
Consumer loans	27,878	1,191	-	29,069	18,581	1,043	-	19,624

Total	67,902	16,566	-	84,468	48,221	13,205	-	61,426

c)	The composition of expense from interest and adjustments, excluding expense from hedge accounting for all periods presented, is as follows:

	For the quarter ending as of September 30
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(803)	39	-	(764)	(425)	(88)	-	(513)
Repurchase agreements	380	-	-	380	(1,973)	(35)	-	(2,008)
Time deposits and liabilities	(121,552)	3,242	-	(118,310)	(100,482)	(12,924)	-	(113,406)
Interbank loans	(6,425)	1	-	(6,424)	(6,268)	(6)	-	(6,274)
Issued debt instruments	(41,062)	4,236	-	(36,826)	(43,670)	(13,811)	-	(57,481)
Other financial liabilities	(1,238)	58	-	(1,180)	(1,261)	(214)	-	(1,475)
Other interest expense	(600)	184	-	(416)	(597)	(1,031)	-	(1,628)

Interest expense total	(171,300)	7,760	-	(163,540)	(154,676)	(28,109)	-	(182,785)

87

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 23 -INTEREST INCOME AND EXPENSE, continued:

	For the 9-month period ending on September 30
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(2,083)	(319)	-	(2,402)	(855)	(421)	-	(1,276)
Repurchase agreements	(9,796)	9	-	(9,787)	(4,678)	(205)	-	(4,883)
Time deposits and liabilities	(337,850)	(26,911)	-	(364,761)	(249,497)	(59,627)	-	(309,124)
Interbank loans	(20,512)	(9)	-	(20,521)	(19,379)	(31)	-	(19,410)
Issued debt instruments	(127,839)	(34,948)	-	(162,787)	(127,148)	(65,263)	-	(192,411)
Other financial liabilities	(3,663)	(491)	-	(4,154)	(3,767)	(1,001)	-	(4,768)
Other interest expense	(1,798)	(2,054)	-	(3,852)	(1,788)	(5,256)	-	(7,044)

Interest expense total	(503,541)	(64,723)	-	(568,264)	(407,112)	(131,804)	-	(538,916)

d)	The detail of income from suspended interest for all periods is presented as follows:

	For the quarter ended As of September 30		For the 9-month period ended As of September 30
	2012	2011	2012	2011
Items	MCh$	MCh$	MCh$	MCh$

Interest income	407,058	427,989	1,365,838	1,286,048
Interest expense	(163,540)	(182,785)	(568,264)	(538,916)

Interest income	243,518	245,204	797,574	747,132

Income from hedge accounting (net)	(4,787)	(13,147)	(37,831)	(38,978)

Total net interest income	238,731	232,057	759,743	708,154

88

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 24 – FEES AND COMMISSIONS

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the quarter ended As of September 30		For the 9-month period ended As of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	2,228	2,763	7,095	8,862
Fees and commissions for guarantees and letters of credit	7,223	6,334	21,066	17,849
Fees and commissions for card services	31,347	30,252	95,349	90,974
Fees and commissions for management of accounts	7,144	7,256	21,731	21,361
Fees and commissions for collections and payments	14,819	14,683	47,070	46,387
Fees and commissions for intermediation and management of securities	2,427	2,759	8,921	9,939
Fees and commissions for investments in mutual funds or others	8,270	8,796	25,367	29,928
Insurance brokerage fees	8,138	7,955	24,339	26,344
Office banking	3,386	2,912	9,921	8,749
Other fees earned	3,835	3,941	9,833	11,148
Total	88,817	87,651	270,692	271,541

	For the quarter ended As of September 30		For the 9-month period ended As of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(18,243)	(15,868)	(53,589)	(45,725)
Fees and commissions for securities transactions	(74)	(290)	(1,283)	(1,616)
Office banking	(5,939)	(2,491)	(8,678)	(6,866)
Other fees	2,476	(3,011)	(3,407)	(7,904)
Total	(21,780)	(21,660)	(66,957)	(62,111)

The fees earned in transactions with letters of credit are recorded in the line item “Interest income” in the Consolidated Statement of Income.

89

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 25 - NET INCOME FROM FINANCIAL OPERATIONS

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of September 30, 2012 and 2011, the detail of income from financial operations is as follows:

	For the quarter ended As of September 30		For the 9-month period ended As of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Net income from financial operations
Trading derivatives	(30,093)	82,383	(66,272)	111,491
Trading investments	9,592	14,804	30,101	31,545
Sale of loans and accounts receivables from customers
Current portfolio	(12)	-	317	-
Written-off portfolio	-	2,469	2,607	5,578
Available for sale investments	1,400	633	(498)	(1,991)
Other income from financial operations	(48)	1,844	804	6,912
Total	(19,161)	102,133	(32,941)	153,535

NOTE 26 – NET FOREIGN EXCHANGE PROFIT

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of September 30, 2012 and 2011, the detail of foreign exchange income is as follows:

	For the quarter ended As of September 30		For the 9-month period ended As of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	134,614	(312,801)	275,152	(259,037)
Hedging derivatives:	(91,389)	229,253	(173,046)	179,209
Income from adjustable assets in foreign currency	(5,577)	5,412	(6,635)	5,403
Income from adjustable liabilities in foreign currency	735	(996)	1,635	(840)
Total	38,383	(79,132)	97,106	(75,265)

90

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 27 - PROVISION FOR LOAN LOSSES

The 2012 and 2011 activity for provision for loan losses recorded on the Statement of Income is as follows:

		Loans and accounts receivable from customers
For the quarter ended	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
as of September 30, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	-	(11,859)	-	-	(239)	(12,098)
- Group evaluations	-	(27,091)	(6,099)	(106,015)	(1,836)	(141,041)
Total allowances and charge-offs	-	(38,950)	(6,099)	(106,015)	(2,075)	(153,139)

Allowances released
- Individual evaluations	212	2,837	-	-	1,073	4,122
- Group evaluations	-	2,300	934	14,938	1,637	19,809
Total released allowances	212	5,137	934	14,938	2,710	23,931

Recovery of loans previously charged off	-	2,175	677	6,897	-	9,749

Net charge to income	212	(31,638)	(4,488)	(84,180)	635	(119,459)

		Loans and accounts receivable from customers
For the 9-month period ended	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
as of September 30, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(277)	(42,195)	-	-	(2,583)	(45,055)
- Group evaluations	-	(57,992)	(16,758)	(241,319)	(3,693)	(319,762)
Total allowances and charge-offs	(277)	(100,187)	(16,758)	(241,319)	(6,276)	(364,817)

Allowances released
- Individual evaluations	357	14,454	-	-	1,593	16,404
- Group evaluations	-	14,753	5,548	26,395	3,162	49,858
Total released allowances	357	29,207	5,548	26,395	4,755	66,262

Recovery of loans previously charged off	-	5,999	1,545	14,696	-	22,240

Net charge to income	80	(64,981)	(9,665)	(200,228)	(1,521)	(276,315)

91

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 27 - PROVISION FOR LOAN LOSSES, continued:

		Loans and accounts receivable from customers
For the quarter ended	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
as of September 30, 2011	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(5)	(17,027)	-	-	(408)	(17,440)
- Group evaluations	-	(18,950)	(15,535)	(62,280)	(77)	(96,842)
Total allowances and charge-offs	(5)	(35,977)	(15,535)	(62,280)	(485)	(114,282)

Allowances released
- Individual evaluations	37	6,502	-	-	1,435	7,974
- Group evaluations	-	2,207	432	2,182	5,393	10,214
Total released allowances	37	8,709	432	2,182	6,828	18,188

Recovery of loans previously charged off	-	1,815	659	3,248	-	5,722

Net charge to income	32	(25,453)	(14,444)	(56,850)	6,343	(90,372)

		Loans and accounts receivable from customers
For the 9-month period ended	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
as of September 30, 2011	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(574)	(40,056)	-	-	(4,590)	(45,220)
- Group evaluations	-	(55,262)	(30,667)	(158,272)	(232)	(244,433)
Total allowances and charge-offs	(574)	(95,318)	(30,667)	(158,272)	(4,822)	(289,653)

Allowances released
- Individual evaluations	483	29,958	-	-	3,251	33,692
- Group evaluations	-	4,939	4,633	14,047	20,403	44,022
Total released allowances	483	34,897	4,633	14,047	23,654	77,714

Recovery of loans previously charged off	-	5,376	1,213	9,430	-	16,019

Net charge to income	(91)	(55,045)	(24,821)	(134,795)	18,832	(195,920)

92

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 28 - PERSONNEL SALARIES AND EXPENSES

As of September 30, 2012 and 2011 the composition of the item is as follows:

	For the quarter ended as of September 30		For the 9-month period ending as of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	49,050	46,021	139,024	126,220
Bonuses or gratifications	15,774	15,937	50,211	47,150
Stock-based benefits	494	599	1,424	1,755
Seniority compensation:	2,180	2,158	6,673	7,608
Pension plans	(26)	285	467	1,151
Training expenses	495	717	1,625	1,525
Day care and kindergarten	610	810	1,847	1,705
Health funds	930	758	2,686	2,082
Welfare fund	124	114	355	332
Other personnel expenses	5,930	6,485	19,104	17,852
Total	75,561	73,884	223,416	207,380

93

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 29 - ADMINISTRATIVE EXPENSES

As of September 30, 2012 and 2011 the composition of the item is as follows:

	For the quarter ended as of September 30		For the 9-month period ended as of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

General administrative expenses	29,718	25,810	83,934	74,349
Maintenance and repair of property, plant and equipment	3,320	3,160	9,877	9,132
Office lease	5,903	5,687	17,917	16,440
Equipment lease	157	74	334	135
Insurance payments	704	587	1,829	1,721
Office supplies	1,733	1,419	4,898	4,684
IT and communication expenses	6,946	5,303	18,964	15,813
Lighting, heating, and other utilities	1,144	1,283	3,387	3,581
Security and valuables transport services	2,656	2,841	8,667	8,494
Representation and personnel travel expenses	1,102	1,295	3,627	3,309
Judicial and notarial expenses	2,536	1,658	5,297	4,717
Fees for technical reports	1,160	736	2,700	2,078
Fees for auditing the financial statements	644	977	2,747	2,275
Other general administrative expenses	1,713	790	3,690	1,970
Outsourced services	9,716	8,676	30,374	29,006
Data processing	6,771	6,385	19,950	19,558
Other	2,945	2,291	10,424	9,448
Board expenses	251	268	812	771
Marketing expenses	3,718	3,760	12,283	10,822
Taxes, payroll taxes, and contributions	2,650	2,527	7,849	7,130
Real state contributions	364	440	1,182	1,305
Patents	540	443	1,485	1,271
Other taxes	2	16	11	20
Contributions to SBIF	1,744	1,628	5,171	4,534
Total	46,053	41,041	135,252	122,078

94

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 30 – DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Depreciation and amortization and impairment charges for the periods ended on September 2012 and 2011 are detailed below:

	For the quarter ended as of September 30		For the 9-month period ended as of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(5,040)	(5,239)	(15,228)	(15,089)
Amortizations of Intangible assets	(9,011)	(8,115)	(25,093)	(24,549)
Subtotals	(14,051)	(13,354)	(40,321)	(39,638)
Impairment of property, plant, and equipment	-	(77)	(88)	(109)

Total	(14,051)	(13,431)	(40,409)	(39,747)

b)	The reconciliation between carrying values and balances as of December 31, 2011; January 1, 2011 and 2012 and the September 30, 2012 balances is as follows:

	Depreciation and amortization
	2012
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(84,230)	(111,479)	(195,709)
Depreciation and amortization charges in the period	(15,228)	(25,093)	(40,321)
Sales and disposals in the period	162	-	162
Other	-	-	-

Balances as of September 30, 2012	(99,296)	(136,572)	(235,868)

	Depreciation and amortization
	2011
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2011	(64,376)	(78,329)	(142,705)
Depreciation and amortization charges in the period	(20,373)	(33,093)	(53,466)
Sales and disposals in the period	481	-	481
Other	38	(57)	(19)

Balances as of December 31, 2011	(84,230)	(111,479)	(195,709)

95

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 31 - OTHER OPERATING INCOME AND EXPENSES

a)	Other operating expenses are comprised of the following components:

	For the quarter ended as of September 30		For the 9-month period ended As of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	615	882	2,145	2,636
Recovery of charge-offs and income from assets received in lieu of payment	1,149	1,908	5,614	4,018
Other income	8	-	8	-
Subtotals	1,772	2,790	7,767	6,654
Income from sale of investments in other companies
Gain on sale of investments in other companies (*)	599	-	599	-
Subtotals	599	-	599	-
Other income
Leases	53	(568)	115	209
Gain on sale of property, plant and equipment (**)	5,637	21	6,208	830
Recovery of provisions for contingencies	-	-	-	5
Compensation from insurance companies due to earthquake	-	199	241	315
Dividends received from share in other companies	-	-	-	8
Other	13	(248)	198	32
Subtotals	5,703	(596)	6,762	1,399

Total	8,074	2,194	15,128	8,053

(*)	In the thrid quarter of 2012, income from selling shares belonging to Transbank S.A. was MCh$ 599. (See Note 3).

(**) In August 2012, Banco Santander Chile sold 2 offices. At the time of sale, their carrying value was MCh$ 361, their selling price was MCh$ 1,045, resulting in a MCh$ 684 profit.

In September 2012, Banco Santander Chile sold 9 offices. At the time of sale, their carrying value was MCh$ 4.578, their selling price was MCh$ 9,485; resulting in a MCh$ 4,907 profit.

96

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 31 - OTHER OPERATING INCOMES AND EXPENSES, continued:

b)	Other operating expenses are detailed as follows:

	For the quarter ended as of September 30		For the 9-month period ended as of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Provisions and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	1,745	1,787	6,250	7,118
Provisions for assets received in lieu of payment	620	858	3,586	2,135
Expenses for maintenance of assets received in lieu of payment	542	703	1,884	2,138
Subtotals	2,907	3,348	11,720	11,391

Credit card expenses
Credit card expenses	273	412	730	1,756
Credit card memberships	1,363	1,096	3,842	3,063
Subtotals	1,636	1,508	4,572	4,819

Customer services	2,173	2,411	6,475	6,998

Other expenses
Operating charge-offs	2,020	2,223	4,954	5,525
Life insurance and general product insurance policies	1,884	2,032	5,195	5,154
Additional tax on expenses paid overseas	784	710	2,485	2,736
Losses on sale of property, plant and equipment	6	-	20	-
Expenses for foreign trade operations	1	-	1	-
Provisions for contingencies	(431)	(649)	3,661	2,644
Earthquake expenses	94	-	134	-
Other	1,934	573	5,620	2,302
Subtotals	6,292	4,889	22,070	18,361

Total	13,008	12,156	44,837	41,569

97

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES:

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Consolidated Interim Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

98

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

a) Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of September 30, 2012				As of December 31, 2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	44,435	672	2,976	56,157	39,708	663	2,234	62,512
Mortgage loans	-	-	15,576	-	-	-	15,657	-
Consumer loans	-	-	1,491	-	-	-	1,808	-
Loans and accounts receivables	44,435	672	20,043	56,157	39,708	663	19,699	62,512

Provision for loan losses	(105)	(7)	(48)	(20)	(54)	(1)	(39)	(23)
Net loans	44,330	665	19,995	56,137	39,654	662	19,660	62,489

Guarantees	484	-	18,349	1,406	25,311	-	18,244	1,241

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	23,816	-	-	-	187	-	-	-
Guarantees	22,923	-	-	894	12,778	-	-	569
Contingent loans	46,739	-	-	894	12,965	-	-	569

Provisions for contingent loans	(22)	-	-	(4)	(63)	-	-	(1)

Net contingent loans	46,717	-	-	890	12,902	-	-	568

The activity of loans to related parties during the periods ended on September 30, 2012 and December, 2011 is shown below:

	As of September 30				As of December 31
	2012				2011
	Companies of the	Associated	Key		Companies of the	Associated	Key
	Group	companies	personnel	Other	Group	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	52,673	663	19,698	63,081	52,237	670	19,817	14,099
New loans	61,790	21	4,579	8,685	40,471	24	5,260	62,528
Payments	(23,289)	(12)	(4,234)	(14,715)	(40,035)	(31)	(5,379)	(13,546)

Balances	91,174	672	20,043	57,051	52,673	663	19,698	63,081

99

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

b) Assets and liabilities with related parties

	As of September 30				As of December 31
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	24,277	-	-	-	178,567	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under repurchase agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	573,612	-	-	-	506,880	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	9,219	-	-	-	4,617	-	-	-

Liabilities
Deposits and other demand liabilities	37,235	4,330	1,611	10,823	5,057	4,009	1,425	16,782
Obligations under repurchase agreements	32,350	-	-	-	137,191	-	-	-
Time deposits and other time liabilities	15,645	323	3,768	60,459	248,206	368	3,627	41,732
Financial derivative contracts	429,209	-	-	-	396,538	-	-	-
Issued debt instruments	37,325	-	-	-	1,683	-	-	-
Other financial liabilities	175,292	-	-	-	58,848	-	-	-
Other liabilities	1,804	-	-	-	1,339	-	-	-

c)	Income (expenses) recorded with related parties

	For the quarter ending as of September 30
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest	(738)	4	30	(608)	(7,796)	11	292	(444)
Income and expenses from fees	(454)	12	22	44	19,028	9	28	65
Net income from financial and foreign exchange operations	(51,011)	-	(1)	(1,267)	98,001	-	(5)	(5,957)
Other operating revenues and expenses	159	-	-	-	(1,706)	-	-	-
Key personnel compensation and expenses	-	-	(7,713)	-	-	-	(8,621)	-
Administrative and other expenses	(5,905)	(6,886)	-	-	(5,320)	(7,183)	-	-

Total	(57,949)	(6,870)	(7,661)	(1,831)	102,207	(7,163)	(8,306)	(6,336)

100

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

	For the 9-month period ending on September 30
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded

Income and expenses from interest	(10,876)	39	614	(1,793)	(12,923)	41	953	(2,415)
Income and expenses from fees	(916)	35	84	156	58,741	30	84	155
Net income from financial and foreign exchange operations	(221,669)	-	1	276	96,187	-	(19)	(8,658)
Other operating revenues and expenses	476	-	-	-	(4,184)	-	-	-
Key personnel compensation and expenses	-	-	(24,016)	-	-	-	(25,213)	-
Administrative and other expenses	(17,630)	(19,789)	-	-	(17,421)	(18,664)	-	-

Total	(250,615)	(19,715)	(23,317)	(1,361)	120,400	(18,593)	(24,195)	(10,918)

(*) Reflects derivative contracts that hedge Group positions in Chile

101

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	For the quarter ended as of September 30		For the 9-month period ended as of September 30
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	4,301	4,182	12,592	12,005
Board members compensation	252	274	766	732
Bonuses or gratifications	2,488	2,608	8,288	8,230
Compensation in stock	426	449	1,229	1,215
Training expenses	74	28	131	87
Seniority compensation	-	634	12	1,314
Health funds	72	70	216	200
Other personnel expenses	123	99	300	286
Pension plans	(24)	277	482	1,144
Total	7,712	8,621	24,016	25,213

e)	Composition of key personnel

As of September 30, 2012 and December 31, 2011 the composition of the Bank’s key personnel is as follows:

	No. of executives
	As of September 30	As of December 30
Position	2012	2011

Director	14	13
Division manager	19	18
Department manager	85	88
Manager	63	62

Total key personnel	181	181

102

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on a given date between two independent knowledgeable parties who act freely and prudently (i.e., not in a forced or liquidation sale). The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: In quoted prices on active markets for identical assets and liabilities.

Level 2: inputs other than the quoted prices included in level 1 that are observable for assets or liabilities, either directly or indirectly; and

Level 3: inputs for the asset or the liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirely is determined based on the lowest level of input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3).

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

1) Chilean Government and Department of Treasure bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2). They include:

1) Mortgage bonds
2) Private paper
3) Deposits
4) Average Chamber Swaps (CMS)
5) FX Forward and Inflation
6) Cross Currency Swaps (CCS)
7) FX Options
8) Interest Rate Swap (IRS) FX

103

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description

• Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Other	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Certificates (current flow value)		Valuated by using similar instrument—rices plus a charge/off rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of September 30, 2012 and December 31, 2011:

	Fair value measurement
	2012	Level 1	Level 2	Level 3
As of September 30,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	207,608	204,821	2,787	-
Available for sale investments	1,729,682	1,121,528	606,595	1,559
Derivatives	1,476,209	-	1,405,855	70,354
Total	3,413,499	1,326,349	2,015,237	71,913

Liabilities
Derivatives	1,349,272	-	1,348,099	1,173
Total	1,349,272	-	1,348,099	1,173

	Fair value measurement
	2011	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	409,763	409,763	-	-
Available for sale investments	1,661,311	1,305,876	353,466	1,969
Derivatives	1,612,869	-	1,525,748	87,121
Total	3,683,943	1,715,639	1,879,214	89,090

Liabilities
Derivatives	1,292,148	-	1,290,779	1,369
Total	1,292,148	-	1,290,779	1,369

104

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of September 30, 2012 and 2011:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2012	89,090	(1,369)

Total realized and unrealized profits (losses):
Included in statement of income	(16,767)	196
Included in comprehensive income	(410)	-
Purchases, issuances, and allocations (net)	-	-

As of September 30, 2012	71,913	(1,173)

Total profits or losses included in income for 2012 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of September 30, 2012	(17,177)	196

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2011	104,308	(5,422)

Total realized and unrealized profits (losses):
Included in statement of income	(12,374)	4,049
Included in comprehensive income	20	-
Purchases, issuances, and allocations (net)	-	-

As of September 30, 2011	91,954	(1,373)

Total profits or losses included in income for 2011 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of September 30, 2011	(12,354)	4,049

The realized and unrealized profits (losses) included in income for 2012 and 2011, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Income in the line item “Net income from financial operations”.

The potential effect as of September 30, 2012 and 2011 on the valuation of assets and liabilities measured at fair value on a recurrent basis through unobservable significant market data (Level 3), generated by changes in the main assumptions if other reasonably possible assumptions that are less or more favorable were used, it is not considered by the Bank to be significant.

105

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of September 30, 2012 and 2011 and December 31, 2011

NOTE 34 – SUBSEQUENT EVENTS

Between October 1, 2012 and the date on which these Consolidated Interim Financial Statements were issued (October 29, 2012), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

106